Management’s Discussion & Analysis
For the years ended December 31, 2019 and 2018

Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated February 19, 2020 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the years ended December 31, 2019 and 2018. The MD&A should be read in conjunction with the Consolidated Financial Statements for the years ended December 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2018 (Annual Information Form for the year ended December 31, 2019 to be released in March 2020). Additional information including this MD&A, the audited Consolidated Financial Statements for the year ended December 31, 2019, the Company’s Annual Information Form for the year ended December 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Square Kilometre (“km2”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three months ended December 31, 2019 and December 31, 2018 are abbreviated as Q4 2019 and Q4 2018, while the reporting period for the three months ended September 30, 2019 is abbreviated as Q3 2019. In addition, the reporting periods for the twelve months ended December 31, 2019 and December 31, 2018 are abbreviated as FY 2019 and FY 2018, respectively.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

BUSINESS OVERVIEW	3
ACQUISITION OF DETOUR GOLD CORPORATION	3
EXECUTIVE SUMMARY	4
2019 PERFORMANCE AGAINST FULL-YEAR 2019 GUIDANCE	8
2020 FULL YEAR GUIDANCE	10
ADDITION OF DETOUR GOLD PRODUCTION, UNIT COSTS AND EXPENDITURES TO FULL-YEAR 2020 GUIDANCE	12
THREE-YEAR PRODUCTION GUIDANCE	12
CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES AS AT DECEMBER 31, 2019	13
LONGER-TERM OUTLOOK	17
EXTERNAL PERFORMANCE DRIVERS	17
REVIEW OF FINANCIAL PERFORMANCE	18
REVIEW OF OPERATING MINES	27
GROWTH AND EXPLORATION	33
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	36
OFF-BALANCE SHEET ARRANGEMENTS	36
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	36
SELECTED ANNUAL INFORMATION	36
QUARTERLY INFORMATION	37
COMMITMENTS AND CONTINGENCIES	38
RELATED PARTY TRANSACTIONS	38
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	38
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	39
NON-IFRS MEASURES	39
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	46
RISKS AND UNCERTAINTIES	46
FORWARD LOOKING STATEMENTS	59
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	60
TECHNICAL INFORMATION	61
CORPORATE INFORMATION	62

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with six wholly owned operating mines in Canada and Australia. The Company’s production is anchored by two high-grade, low-cost underground mining operations: the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”) located in the state of Victoria, Australia. The Company also owns and operates the Holt Complex, which includes three wholly owned operating mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. The Holt Complex is located in northeastern Ontario. Also located in Northern Ontario is the Detour Lake open-pit mine (“Detour Lake”), which the Company acquired effective January 31, 2020. Detour Lake produced 159,109 ounces in Q4 2019 and 601,566 ounces in FY 2019. Results from Detour Lake are not included in the Company’s Q4 and FY 2019 consolidated results. The Company’s business portfolio also includes assets in the Northern Territory of Australia. These assets, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, were placed on care and maintenance effective June 30, 2017. The Company is currently conducting an advanced exploration program in the Northern Territory, which includes significant exploration drilling, underground development and, as of October 2019, and testing processing through the Union Reefs mill. On February 19, 2020, the Company announced that the Holt Complex and assets in the Northern Territory were being designated as non-core with plans to review all strategic options to maximize the value of these assets.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and improved unit costs, which has resulted in higher levels of profitability and cash flow. Through the advancement of development and exploration programs, the continued extension of mine life at existing deposits and the utilization of excess milling capacity at each of its operations, Kirkland Lake Gold is well positioned to achieve further increases in shareholder value.

In addition to the Company’s portfolio of wholly owned assets, Kirkland Lake Gold has made strategic investments in the common shares of other public issuers in instances where the Company could gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which the Company has invested result in the establishment of a sufficiently attractive economic deposit, the Company may elect to acquire additional interests in such deposits.

ACQUISITION OF DETOUR GOLD CORPORATION

Subsequent to the end of 2019, the Company acquired all issued and outstanding shares of Detour Gold Corporation (“Detour Gold”) on January 31, 2020, through a plan of arrangement announced on November 25, 2019 (the “Arrangement”). Pursuant to the Arrangement, Detour Gold shareholders received 0.4343 of a common share of Kirkland Lake Gold in exchange for each Detour Gold share held immediately prior to closing of the Arrangement. In aggregate, the Company issued approximately 77,217,129 common shares of Kirkland Lake Gold to former Detour Gold shareholders as consideration for their Detour Gold shares. In addition, all outstanding stock options of Detour were exchanged under the agreement. The Company is authorized to issue up to an additional 343,485 common shares upon exercise of the stock options held by the former options holders of Detour. With the completion of the transaction, Detour Gold has become a wholly owned subsidiary of Kirkland Lake Gold, and the Company is now the owner and operator of Detour Lake, a large-scale, open-pit gold mine in Northern Ontario. The acquisition adds a third cornerstone asset to the Company’s portfolio, with 2019 production at Detour Lake of 601,566 ounces. Like Macassa and Fosterville, Detour Lake combines free cash generating operations with significant in-mine growth potential and attractive regional exploration upside.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and twelve months ended December 31, 2019. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

(in thousands of dollars, except per share amounts)	Three Months ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$412,379	$280,320	$1,379,988	$915,911
Production costs	71,169	64,604	281,034	267,432
Earnings before income taxes	232,042	149,336	798,182	394,310
Net earnings	$169,135	$106,535	$560,080	$273,943
Basic earnings per share	$0.81	$0.51	$2.67	$1.30
Diluted earnings per share	$0.80	$0.50	$2.65	$1.29
Cash flow from operating activities	$247,100	$207,283	$919,390	$548,790
Cash investment on mine development and PPE	$114,319	$117,712	$456,423	$293,590

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018
Tonnes milled	462,372	412,260	1,670,478	1,671,401
Grade (g/t Au)	19.1	17.8	18.5	13.9
Recovery (%)	98.3%	97.8%	98.1%	96.9%
Gold produced (oz)	279,742	231,217	974,615	723,701
Gold Sold (oz)	278,438	225,692	979,734	722,277
Average realized price ($/oz sold)(1)	$1,481	$1,237	$1,405	$1,263
Operating cash costs per ounce ($/oz sold)(1)	$255	$286	$284	$362
AISC ($/oz sold)(1)	$512	$567	$564	$685
Adjusted net earnings(1)	$185,303	$105,010	$576,414	$273,969
Adjusted net earnings per share(1)	$0.88	$0.50	$2.74	$1.30
Free cash flow(1)	$132,781	$89,571	$462,967	$255,200

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Full-Year 2019 (“FY 2019”) Highlights

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Strong growth in production and sales: Gold production of 974,615 ounces, an increase of 35% from full-year 2018 (“FY 2018”) mainly reflecting a 59% improvement in the average grade at Fosterville, where production grew to 619,366 ounces from 356,230 ounces for FY 2018. Gold sales totalled 979,734 ounces, 36% higher than 722,277 ounces in FY 2018 with the increase in production accounting for the year-over-year growth.

Solid improvement in unit costs: Production costs in FY 2019 totaled $281.0 million versus $267.4 million in FY 2018. Operating cash costs per ounce sold averaged $284 in 2019, a 22% improvement from FY 2018 largely reflecting the favourable impact of higher grades on sales volumes at Fosterville, where operating cash costs per ounce sold improved to $119 from $200 the previous year. All-in sustaining costs (“AISC”) per ounce sold averaged $564 for FY 2019, 18% better than the FY 2018 average, mainly reflecting the favourable impact of higher sales volumes at Fosterville on both operating cash costs and sustaining capital expenditures on a per ounce sold basis.

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

51% growth in revenue: Revenue of $1,380.0 million, a $464.1 million or 51% increase from FY 2018, with higher sales volumes contributing $325 million of the increase and a higher average gold price ($1,405 per ounce in FY 2019 versus $1,263 per ounce in FY 2018) providing a $139 million favourable impact.

Strong cash flow generation: Net cash provided by operating activities in FY 2019 totaled $919.4 million, an increase of $370.6 million or 68% from 2018, with higher levels of net earnings largely driving the increase from the previous year. Free cash flow in FY 2019 was a record $463.0 million, an increase of $207.8 million or 81% from $255.2 million in FY 2018.

Cash position increases 113%: Cash at December 31, 2019 totaled $707.2 million, an increase of $375.0 million or 113% from $332.2 million at December 31, 2018. The increase in cash during 2019 resulted from the strong growth in net cash provided by operating activities, which was only partially offset by higher net cash used for investing activities, largely reflecting progress with the Company’s key growth projects during 2019, and an increase in net cash used for financing activities due to higher dividend payments and share repurchases in FY 2019 versus the previous year.

Adjusted net earnings double from FY 2018: Net earnings of $560.1 million ($2.67 per share) compared to net earnings of $273.9 million ($1.30 per share) for FY 2018. Adjusted net earnings totalled $576.4 million ($2.74 per share) versus $274.0 million ($1.30 per share) for FY 2018. The favourable impact of significantly higher revenue and lower expensed exploration and evaluation costs were the main drivers of higher adjusted net earnings in FY 2019 compared to the previous year. The primary difference between net earnings and adjusted net earnings in FY 2019 was the exclusion from adjusted net earnings of a $12.9 million after tax foreign exchange revaluation loss primarily arising from the revaluation of a US dollar cash balance held in one of the Company’s Australian entities, which is treated as an adjusting item as it is not reflective of the Company’s earnings. The main difference between net earnings and adjusted net earnings in FY 2018 related to the exclusion from adjusted net earnings of a mark-to-market loss on the fair valuing of the Company’s warrant investments, a foreign exchange gain, in line with the adjustment made in 2019, as well as the impact of purchase price allocation adjustments on inventory.

Continued exploration success: Exploration success in FY 2019 included significantly extending the South Mine Complex to both the east and west and intersecting high-grades zones along the Amalgamated Break at Macassa, and extending mineralized structures and intersecting quartz with visible gold mineralization at multiple locations at Fosterville, similar to the mineralization found in the Swan Zone.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Peak growth capital expenditures reflect significant progress: Growth capital expenditures (Non-IFRS Measure, see Non-IFRS Measures section later in this MD&A) of $172.1 million, including $76.6 million related to the #4 Shaft project at Macassa, which had reached a depth of 1,200 feet by the end of 2019 and was advancing on schedule and budget.

Focused on value creation for shareholders: Increased quarterly dividend twice in FY 2019, including a 50% increase to $0.06 per share effective with the Q4 2019 dividend payment. In addition, the Company repurchased 1,127,000 common shares during FY 2019 though its normal course issuer bid (“NCIB”) for a total of $42.8 million (C$56.7 million).

Q4 2019 Highlights

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Record quarterly gold production: Gold production in Q4 2019 of 279,742 ounces, a 21% increase from 231,217 ounces in Q4 2018 and 13% higher than 248,400 ounces the previous quarter (“Q3 2019”) with the growth from both prior periods coming from Fosterville, reflecting a record average grade of 49.3 g/t in Q4 2019 versus 39.7 g/t and 41.8 g/t in Q4 2018 and Q3 2019, respectively. Gold sales totalled 278,438 ounces, 23% higher than 225,692 ounces in Q4 2018 and an increase of 9% from 256,276 ounces the previous quarter.

Continued solid unit cost performance: Production costs in Q4 2019 totaled $71.2 million versus $64.6 million in Q4 2018 and $73.7 million in Q3 2019. Cash operating costs per ounce sold averaged $255 in Q4 2019, an 11% improvement from both $286 in Q4 2018 and $287 the previous quarter largely reflecting the favourable impact of higher sales volumes at Fosterville, where cash operating costs per ounce sold improved to $106 versus $139 for the same period in 2018 and $115 in Q3 2019. AISC per once sold averaged $512 in Q4 2019 compared to $567 in Q4 2018 and $562 the previous quarter, with improved operating cash costs per ounce sold and the impact of $3.7 million of capitalized depreciation in Q4 2019 largely accounting for the improvement compared to both prior periods.

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue growth of 47%: Revenue in Q4 2019 totaled $412.4 million, a $132.1 million or 47% increase from Q4 2018, with a higher average gold price ($1,481 per ounce in Q4 2019 versus $1,237 per ounce in Q4 2018) providing $68 million of the increase and strong growth in sales volumes having a $65 million favourable impact. Revenue in Q4 2019 was $30.9 million or 8% higher than the previous quarter, reflecting higher sales volumes, which contributed all of the increase in revenue compared to the previous quarter. The average gold price of $1,481 per ounce was largely unchanged from Q3 2019.

Cash position increases 15%: Cash at December 31, 2019 totaled $707.2 million, an increase of $91.4 million or 15% from $615.8 million at September 30, 2019.

Continued strong cash flow generation: Net cash provided by operating activities in Q4 2019 totaled $247.1 million compared to $207.3 million in Q4 2018 and $316.8 million the previous quarter, with the reduction from the previous quarter mainly related to changes in non-cash working capital and higher levels of cash income taxes paid. Free cash flow in Q4 2019 totaled $132.8 million versus $89.6 million in Q4 2018 and record free cash flow of $181.3 million in Q3 2019.

Adjusted earnings per share increase 76%: Net earnings in Q4 2019 of $169.1 million ($0.81 per share) compared to net earnings of $106.5 million ($0.51 per share) in Q4 2018 and $176.6 million ($0.84 per share) the previous quarter. Adjusted net earnings totalled $185.3 million ($0.88 per share) versus $105.0 million ($0.50 per share) for Q4 2018 and $167.5 million ($0.80 per share) in Q3 2019. Adjusted net earnings per share increased 76% from Q4 2018 and 11% from the previous quarter. The increase in adjusted net earnings compared to Q4 2018 reflected higher revenue, improved unit costs and lower expensed exploration and evaluation costs, partially offset by an increase in corporate G&A expense. The increase from the previous quarter reflected higher revenue and a lower effective tax rate, partially offset higher corporate G&A expense and expensed exploration and evaluation costs. The difference between net earnings and adjusted net earnings in Q4 2019 related to the exclusion from adjusted net earnings of a $16.1 million after income tax foreign exchange revaluation loss, consistent with the adjustment made in FY 2019.

Encouraging exploration results were released during Q4 2019 including:

–
Macassa: Drilling at Macassa further extended the South Mine Complex to the east and west from existing Mineral Resources and expanded previously identified areas of high-grade mineralization along the Amalgamated Break.

–
Fosterville: Extending the Swan Zone by 80 metres, demonstrating the continuity of the Lower Phoenix mineralized structure for 950 metres down-plunge of the Swan Zone; identifying continuity of mineralization in the Cygnet zone over a 650 strike length and 300 metre vertical depth; and intersecting high-grade mineralization up to 500 metres down-plunge of existing Mineral Resources at Robbin’s Hill.

–
Northern Territory: Drill results included intersecting high-grade mineralization 350 to 550 metres below surface at the Lantern Deposit, as well as down-plunge from current mining horizons below the 500-metre level; identifying new areas of gold mineralization at Union Reefs; and intersecting high-grade mineralization with early-stage drilling at Pine Creek.

Growth capital expenditures of $35.0 million: Total growth capital expenditures in Q4 2019 totaled $35.0 million, including $22.7 million at Macassa ($17.3 million related to the #4 Shaft project).

50% increase in quarterly dividend: Q4 2019 dividend increased 50% to US$0.06 per share, which was paid on January 13, 2020 to shareholders of record on December 31, 2019.

Share repurchases totalling $30.0 million: 727,200 shares repurchased through the NCIB in Q4 2019 for $30.0 million (C$39.5 million).

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 PERFORMANCE AGAINST FULL-YEAR 2019 GUIDANCE

2019 Guidance (as at November 6, 2019)(1)

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	240 - 250	120 - 130	570 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz) (3)	$400 - $420	$920 - $940	$130 - $150	$285 - $305
AISC/ounce sold ($/oz) (3)				$520 - $560
Operating cash costs (3)				$290 - $300
Royalty costs				$30 - $35
Sustaining capital(3)				$170 - $190
Growth capital(3)(4)				$175 - $185
Exploration and evaluation(5)				$120 - $140
Corporate G&A(6)				$30 - $35

(1)	Full-year 2019 guidance as at November 6, 2019

(2)
Production and operating cash cost guidance for the Holt Complex for full-year 2019 includes results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
See “Non-IFRS Measures” set out starting on page 39 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.32 and a US$ to A$ exchange rate of 1.43.

(4)
Growth capital expenditure guidance for full-year 2019 excludes $19.8 million of capital expenditures related to the Macassa #4 shaft project, which are being recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018. Growth capital expenditures excludes capitalized exploration.

(5)
Exploration and evaluation expenditures guidance for full-year 2019 include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(6)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

FY 2019 Results

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	241,297	113,952	619,366	974,615
Operating cash costs/ounce sold ($/oz)(1)	$414	$904	$119	$284
AISC/ounce sold ($/oz)(1)				$564
Operating cash costs(1)				$278.4
Royalty costs				$36.4
Sustaining capital(1)				$192.4
Growth capital(1)(3)				$172.1
Exploration and evaluation(4)				$159.2
Corporate G&A(5)				$36.3

(1)
See “Non-IFRS Measures” set out starting on page 39 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.44.

(2)	Production, cost and expenditure results in 2019 include results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
Growth capital expenditures exclude $19.8 million of capital expenditures related to the Macassa #4 shaft project, which have been recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018. Growth capital expenditures excludes capitalized exploration expenditures.

(4)
Exploration and evaluation expenditures include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are being included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(5)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

•
Gold production for FY 2019 of 974,615 ounces, in the mid-point of the Company’s consolidated production guidance of 950,000 - 1,000,000 ounces. Fosterville exceeded its production guidance for the year of 570,000 - 610,000 ounces,

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

producing 619,366 ounces driven largely by grade outperformance in the Swan Zone during Q4 2019. Production at Macassa totaled 241,297 ounces in FY 2019, which achieved the mine’s production guidance of 240,000 - 250,000 ounces. Production at the Holt Complex totaled 113,952 ounces, below the revised guidance range of 120,000 - 130,000 ounces. Production at Holt Complex was below expected levels due to a slower than expected ramp up at the Hollloway mine as well as lower than planned production at both the Holt and Taylor mines. The Company announced in October 2019 that it is reviewing the future plans of the Holt Complex.

•	Production costs in FY 2019 totaled $281.0 million. Operating cash costs for the full-year were $278.4 million, better than full-year 2019 guidance of $290 - $300 million.

•
Operating cash costs per ounce sold for FY 2019 averaged $284, slightly better than in the low end of full-year 2019 guidance of $285 - $305. For FY 2019, Fosterville's operating cash costs per ounce sold averaged $119, better than the guidance range of $130 - $150. Macassa’s operating cash costs per ounce sold averaged $414, in line with full-year guidance of $400 - $420. Operating cash costs per ounce sold at the Holt Complex averaged $904, below the revised target range of $920 - $940.

•
AISC per ounce sold for FY 2019 averaged $564, above full-year 2019 guidance of $520 - $560, but 18% better than the previous year. The level of AISC per ounce sold compared to guidance reflected higher than planned sustaining capital expenditures at both Macassa and the Holt Complex, mainly related to additional investments for capital development, equipment purchases and infrastructure projects, largely involving enhancements to milling facilities.

•	Royalty costs for FY 2019 totaled $36.4 million compared to full-year 2019 guidance of $30 - $35 million.

•
Sustaining capital expenditures for FY 2019 totaled $192.4 million, slightly higher than revised guidance of $170 - $190 million. The level of sustaining capital expenditures during FY 2019 reflected higher than planned sustaining capital expenditures at Macassa and the Holt Complex.

•
Growth capital expenditures totalled $172.1 million for FY 2019 (excluding capitalized exploration), which compared to revised FY 2019 guidance of $175 - $185 million. Of total growth capital expenditures for FY 2019, Macassa accounted for $113.8 million, with approximately $76.6 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. FY 2019 was the peak year for capital expenditures related to the #4 Shaft project. Surface setup and construction was completed around mid-year and, by December 31, 2019, the shaft had been sunk to a depth of 1,200 feet. Fosterville accounted for $48.4 million of growth capital expenditures for FY 2019, mainly related to the mine’s three key projects, including the new ventilation system, the paste fill plant and a new water treatment plant.

•
Exploration and evaluation expenditures for FY 2019 totaled $159.2 million (including capitalized exploration), which compared to revised full-year 2019 guidance of $120 - $140 million. Of total exploration expenditures, approximately $147.5 million were in Australia, including $109.9 million in the Northern Territory and $37.6 million at Fosterville. Exploration expenditures in the Northern Territory related to an ongoing advanced exploration program, including underground development and drilling in support of a potential resumption of operations. In October 2019, the Company commenced test processing of Lantern Deposit material at the Union Reefs mill as part of the advanced exploration program. Production during Q4 2019 at the Union Reefs mill totaled 8,700 ounces at an average grade of 2.06 g/t. Exploration expenditures in Canada in FY 2019 totaled $11.6 million, of which $5.7 million related to drilling at Macassa largely designed to extend the South Mine Complex and identify and expand high-grade zones along the Amalgamated Break.

•	Corporate G&A expense for FY 2019 totaled $36.3 million compared to revised full-year 2019 guidance of $30 - $35 million.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

2020 FULL YEAR GUIDANCE (as at December 18, 2019)

($ millions unless otherwise stated)	Macassa	Holt Complex	Fosterville	Consolidated
Gold production (kozs)(1)	240 - 250	120 - 140	590 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$790 - $810	$130 - $150	$300 - $330
AISC/ounce sold ($/oz)(2)				$570 - $630
Operating cash costs ($M)(2)				$310 - $320
Royalty costs ($M)				$58 - $62
Sustaining capital ($M)(2)				$165 - $175
Growth capital ($M)(2)				$70 - $80
Exploration ($M)(3)				$120 - $140
Corporate G&A ($M)(4)				$40 - $45

(1)	Production and unit-cost guidance for 2020 as issued in a press release dated December 18, 2019. The guidance does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 39 of the MD&A for the year ended December 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3)
Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

(4)	Includes general and administrative costs. Excludes share-based payment expense.

•
Consolidated gold production in 2020 as at December 18, 2019 was targeted at approximately 950,000 - 1,000,000 ounces, unchanged from full-year 2019 guidance. Production at Fosterville in 2020 is estimated at 590,000 - 610,000 ounces, similar to 2019 guidance of 570,000 - 610,000 ounces and actual production for the year of 619,366 ounces. Production guidance at Macassa in 2020 of 240,000 - 250,000 ounces is unchanged from full-year 2019 guidance and compares to total production in FY 2019 of 241,297 ounces. Production at Holt Complex in 2020 is targeted at 120,000 - 140,000 ounces, which compares to FY 2019 guidance as at November 6, 2019 of 120,000 - 130,000 ounces and total production in FY 2019 of 113,952 ounces. The Company has designated the Holt Complex as a non-core asset and plans to consider strategic options for maximizing the value of the Holt Complex assets.

•	Operating cash costs for 2020 were estimated at $310 - $320 million, which compares to the FY 2019 guidance of $290 - $300 million and FY 2019 operating cash costs of $278.4 million.

•
Operating cash costs per ounce sold in 2020 were expected to average $300 - $330 compared FY 2019 guidance of $285 - $305 and FY 2019 operating cash costs per ounce sold of $284. The Company’s low unit operating cash costs will again be driven by Fosterville, where operating cash costs per ounce sold are targeted at $130 - $150, unchanged from current full-year 2019 guidance and compared to the FY 2019 average of $119, which was better than full-year 2019 guidance based on higher than expected average grades during the year. Operating cash costs per ounce sold at Macassa in 2020 are targeted at $470 - $490, which compares to full-year 2019 guidance of $400 - $420 and the FY 2019 average of $414. The increase in operating cash costs per ounce sold guidance at Macassa in 2020 reflects lower planned grades in 2020, with the FY 2019 grade of 23.7 grams per tonne exceeding target levels due mainly to grade outperformance early in the year in stopes around the 5700 Level of the South Mine Complex (“SMC”). Operating cash costs per ounce sold guidance for 2020 at the Holt Complex is $790 - $810, which compares to FY 2019 guidance of $920 - $940 and average operating cash costs per ounce sold for FY 2019 of $904, with the improvement expected to reflect the impact of higher grades and increased tonnes processed on sales volumes.

•
AISC per ounce sold were targeted to average $570 - $630 in 2020 compared to the FY 2019 average of $564. The anticipated change from the FY 2019 AISC mainly related to higher operating cash costs, an increase in royalty expense resulting from a new royalty applicable to the Fosterville Mine (see Royalty costs below) and higher expected corporate G&A expense.

•
Royalty costs in 2020 were estimated at $58 - $62 million compared to guidance for 2019 of $30 - $35 million and total royalty costs of $36.4 million for FY 2019. Of expected royalty payments in 2020, approximately $40 million relate to Fosterville, of which approximately $24 million results from a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

•
Sustaining capital expenditures in 2020 were targeted at $165 - $175 million, which compared to FY 2019 guidance of $170 - 190 million and below the FY 2019 total of $192.4 million. Reduced levels of sustaining capital expenditures are expected at both Fosterville and Macassa

•
Growth capital expenditures were estimated at $70 - $80 million in 2020, a reduction from current full-year 2019 guidance of $175 - $185 million and total FY 2019 growth capital expenditures of $172.1 million. Of planned project capital expenditures in 2020, Macassa is expected to account for $50 - $55 million, with approximately $45 million relating to the #4 shaft project. Project capital expenditures at Fosterville in 2020 are estimated at $20 - $25 million, which compares to FY 2019 growth capital expenditures of $48.4 million. The reduction reflects the completion, or near completion, of a number of major projects in 2019, including the paste fill plant and water treatment plant, with a new ventilation system well advanced as of the end of 2019 and on track for completion early in 2020. In addition to completing the ventilation project, major components of the 2020 capital program at Fosterville include expenditures for the completion of a transformer station upgrade and new gold room/refinery, construction of a new surface refrigeration plant, the installation of a second paste fill delivery hole and the extension of paste fill to Harrier.

•
Exploration expenditures (including both expensed and capitalized expenditures) in 2020 were estimated at $120 - $140 million, the same as FY 2019 guidance and compared to total exploration expenditures for FY 2019 of $159.2 million. Of expected exploration expenditures in 2020, approximately 80% to 85% are expected to be capitalized exploration expenditures. Exploration expenditures at Fosterville are targeted at $70 - $80 million, including $15 - $20 million related to the underground development for a twin 4.8 km underground exploration drive to connect Robbin’s Hill to existing mine infrastructure at Fosterville. The decline is a three-year project that will support underground exploration of Robbin’s Hill and other targets and provide valuable infrastructure for future mine operations. In addition, a total of 230,000 metres of underground and surface drilling are planned at Fosterville in 2020, with the primary targets continuing to be the Lower Phoenix system, Cygnet, Harrier, Robbin’s Hill and a number of regional targets. At Macassa, total capital and expensed exploration expenditures are targeted at $40 - $50 million. Significant exploration development is planned at Macassa in 2020, including work on a new exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. In addition, development to extend exploration drifts is planned on the 5150, 5705 and 5807 levels mainly in support of drilling to infill and extend the SMC and to evaluate targets at depth along the Amalgamated Break. A total of 270,000 metres of underground and surface drilling is planned at Macassa in 2020, with the primary targets being the SMC, Amalgamated Break and select targets along the Main and ’04 breaks.

•
Corporate G&A expense in 2020 were targeted at $40 - $45 million, higher than FY 2019 guidance of $30 - $35 million and total corporate G&A costs for FY 2019 of $36.3 million, mainly reflecting the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITION OF DETOUR GOLD PRODUCTION, UNIT COSTS AND EXPENDITURES TO FULL-YEAR 2020 GUIDANCE

($ millions unless otherwise stated)	Macassa	Detour Lake(1)	Holt Complex	Fosterville	Consolidated
Gold production (kozs)(1)	240 - 250	520 - 540	120 - 140	590 - 610	1,470 - 1,540
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$720 - $740	$790 - $810	$130 - $150	$450 - $470
AISC/ounce sold ($/oz)(2)					$820 - $840
Operating cash costs ($M)(2)					$700 - $720
Royalty costs ($M)					$85 - $90
Sustaining capital ($M)(2)					$420 - $430
Growth capital ($M)(2)					$70 - $80
Exploration ($M)(3)					$150 - $170
Corporate G&A ($M)(4)					$50 - $55

(1)
Production and unit-cost guidance for 2020 as issued in a press release dated December 18, 2019 adjusted for the addition of Detour Gold effective February 1, 2020. The guidance does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 39 of the MD&A for the year ended December 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3)
Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

(4)	Includes general and administrative costs. Excludes non-cash share-based payment expense.

As a result of the acquisition of Detour Gold on January 31, 2020, a number of revisions were made to the Company’s FY 2020 guidance. Consolidated production guidance for 2020 is increased from 950,000 - 1,000,000 ounces to 1,470,000 - 1,540,000 ounces. The change reflects the addition of 520,000 - 540,000 ounces from Detour Lake, representing expected production over the 11 months of 2020 following the closing of the Company’s acquisition of Detour Gold on January 31, 2020. Operating cash cost and AISC per ounce sold guidance is increased to $450 - $470 from $300 - $330 previously and $820 - $840 from $570 - $630, respectively. Among other revisions, sustaining capital expenditure guidance increases to $420 - $440 million from $165 - $175 million reflecting the addition of Detour Lake, where all capital expenditures are recorded as sustaining capital. The increase in exploration expenditure guidance reflects the Company’s intention to invest aggressively in exploration drilling at Detour Lake over the next year. Corporate G&A guidance increases to $50 - $55 million from $40 - $45 million previously due to added costs related to the addition of Detour Lake mine.

THREE-YEAR PRODUCTION GUIDANCE

On December 18, 2019, the Company released three-year production guidance for the Macassa and Fosterville mines. Production at Macassa is targeted to increase to over 320,000 ounces by 2022 reflecting initial production from the #4 Shaft and potential production from the planned Macassa surface ramp. Production at Macassa is expected to grow to well over 400,000 ounces beginning in 2023. Production at Fosterville is expected to maintain the strong production levels achieved in 2019 over the next three years as mining continues to advance in the high-grade Swan Zone, with the potential for production to commence from Robbin’s Hill in 2023.

Three-Year Production Guidance1

	Macassa	Fosterville
2020 (kozs)	240 - 250	590 - 610
2021 (kozs)	240 - 250	550 - 600
2022 (kozs)	320 - 340	550 - 600

(1)	Three-year production guidance does not include any production from Detour Lake, the Holt Complex or Northern Territory.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Macassa: Production at Macassa in 2020 is expected to be similar to 2019 levels, with 2020 guidance of 240,000 - 250,000 ounces.  Production in 2021 is should remain similar to 2020, with significant growth in production expected to commence in 2022 reflecting initial production from the #4 Shaft and potential production from the planned Macassa surface ramp. Production in 2022 is targeted at 320,000 - 340,000 ounces, with production then expected to grow to over 400,000 ounces in 2023.

Fosterville: After achieving substantial growth in 2019 with the ramp up of production from the high-grade Swan Zone, production at Fosterville is expected to sustain levels at 550,000 - 600,000 ounces per year over the next three years. Production guidance for Fosterville includes 590,000 - 610,000 ounces in 2020 and 550,000 - 600,000 ounces in both 2021 and 2022, with the potential existing for a new source of production at Robbin’s Hill commencing in 2023.

CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES AS AT DECEMBER 31, 2019

On February 19, 2020, the Company released Mineral Reserve and Mineral Resource estimates as at December 31, 2019, with the comparison period being December 31, 2018. Included in the Company’s Mineral Reserve and Mineral Resource estimates are Mineral Reserves and Mineral Resources related to the acquired assets of Detour Gold Corporation as at December 31, 2019.

Highlights of the December 31, 2019 Mineral Reserves and Mineral Resource estimates include:

▪	Consolidated Mineral Reserves increase 257% to 20,470,000 ounces with addition of 14,846,000 ounces of open-pit Mineral Reserves at Detour Lake Mine.

▪
Mineral Reserves at Macassa increase 9% to 2,453,000 ounces, including Mineral Reserves at depth of 2,360,000 ounces at an average grade of 22.1 g/t, and 93,000 ounces at an average grade of 10.7 g/t in near-surface zones along the Amalgamated Break. Development from surface is commencing towards the near-surface zones with the aim of establishing a second mining front at Macassa.

▪
Mineral Reserves at Fosterville of 2,320,000 ounces include 2,100,000 ounces @ 21.8 g/t in the Lower Phoenix and Harrier systems (including 1,560,000 ounces @ 38.6 g/t at Swan Zone) and 218,000 ounces @ 5.5 g/t above 650 metres below surface at Robbin’s Hill. Twin development ramps are being driven to Robbins Hill, which is expected to become a second mining operation at Fosterville. Exploration expenditures at Fosterville are estimated at $70 - $80 million in 2020, with the focus being on drilling and development in areas where quartz veining with visible gold has been intersected.

•	Mineral Reserves at Holt Complex increase 9% to 702,000 ounces @ 4.0 grade, Northern Territory Mineral Reserves grow 20% to 128,000 ounces @ 4.0 g/t.

Mineral Reserves and Mineral Resources as at December 31, 2019. For Kirkland Lake Gold assets as at December 31, 2019, Mineral Reserves and Mineral Resources were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz). For Detour Lake Mineral Reserves and Mineral Resources as at December 31, 2019, the long-term gold price is assumed to be US$1,000/oz with an assumed exchange rate of US$1.0:C$1.10. All Mineral Resource estimates are provided exclusive of Mineral Reserves. Comparisons to previous Mineral Reserves and Mineral Resources in this press release are to estimates as at December 31, 2018. For more historical comparisons, Mineral Resource estimates for the Australian operations prior to the mid-year 2017 Mineral Reserve and Mineral Resource estimates for Fosterville, released in June 2017, were calculated inclusive of Mineral Reserves and, therefore, are not directly comparable to the December 31, 2019 and December 31, 2018 estimates. Detailed footnotes for the December 31, 2019 Mineral Reserve and Mineral Resource estimates are provided later in this press release.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED MINERAL RESERVE ESTIMATE (EFFECTIVE DECEMBER 31, 2019)

Proven and Probable	December 31, 2019				December 31, 2018
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Depleted Oz	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	3,320	22.1	2,360	246	3,190	21.9	2,250
Macassa Near Surface	273	10.7	93	—	—	—	—
Holt Complex(1)	5,432	4.0	702	120	4,588	4.4	644
Hislop(1)	176	5.8	33	—	176	5.8	33
Total CDN Underground	9,200	10.8	3,190	367	7,950	11.4	2,920
Detour Lake Pit	397,680	0.99	12,640
West Detour Pit	54,920	0.94	1,660
North Pit	5,950	0.98	187
Detour Low Grade Fines	18,900	0.59	360
Total CDN Open Pit	477,450	0.97	14,846	—	—	—	—
Total CDN Operations	486,650	1.15	18,030	367	7,950	11.4	2,920
Fosterville	3,000	21.8	2,100	627	2,720	31.0	2,720
Robbins Hill	1,240	5.5	218	—	—	—	—
Northern Territory(1)	988	4.0	128	10	666	5.0	107
Total AUS Operations	5,220	14.6	2,450	637	3,390	25.9	2,820
Total	491,900	1.29	20,470	1,004	11,340	15.7	5,740

(1)
The Hislop mine is a formerly producing open-pit mine acquired as part of the St Andrew Goldfields acquisition in January 2016. Hislop has not been operated by the Company since the acquisition. The Holloway mine was placed on care and maintenance effective December 31, 2016 and resumed commercial operation in the first quarter of 2019. The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017.

Detailed footnotes related to Mineral Reserve Estimates (dated December 31, 2019) - with the exception of Detour:

(1)	CIM definitions (2019) were followed in the estimation of Mineral Reserves.

(2)	Mineral Reserves were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz).

(3)
Cut-off grades for Canadian Assets were calculated for each stope and included the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).

(4)
Cut-off grades for Australian Assets were calculated for each mining block and included the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).

(5)	Dilution estimates vary by mining methods and ranges from 5% to 50%.

(6)	Extraction estimates vary by mining methods and range from 50% to 100%.

(7)	Mineral Reserves estimates for Canadian Operations were prepared under the supervision of N.Vaz, P. Eng.

(8)	Mineral Reserves estimates for Australian Operations were prepared under the supervision of I.Holland, FAusIMM

(9)	Mineral Reserves are stated at a mill feed reference point.

(10)	Totals may not add up due to rounding.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED MEASURED & INDICATED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2019)

Measured & Indicated	December 31, 2019			December 31, 2018
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Canada Ops - Underground
Macassa	1,616	13.8	717	1,621	17.0	886
Macassa Near Surface	47	7.8	12	167	17.9	96
Holt Complex	7,752	4.2	1,047	9,664	4.1	1,279
Hislop	1,147	3.6	132	1,147	3.6	132
Detour Zone 58N	2,900	5.8	534	—	—	—
Ludgate	—	—	—	522	4.1	68
Canamax	240	5.1	39	240	5.1	39
Total Canada Underground	13,702	5.7	2,482	13,360	5.8	2,500
Canada Ops - Open Pit
Detour Lake	81,400	1.15	3,003
West Detour	31,000	0.88	878
Aquarius	22,300	1.29	926	22,300	1.29	926
Total Canada Open Pit	134,700	1.1	4,807	22,300	1.3	926
Total CDN Operations	148,402	1.5	7,290	35,660	3.0	3,426
	December 31, 2019			December 31, 2018
Fosterville	12,300	5.3	2,080	11,600	5.0	1,850
Robbin’s Hill	3,460	3.5	386	3,210	2.5	256
Northern Territory	17,200	2.5	1,410	22,200	2.5	1,750
Total AUS Operations	32,900	3.7	3,870	36,900	3.3	3,860

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED INFERRED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2019)

Inferred	December 31, 2019			December 31, 2018
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Canada Ops - Underground
Macassa	1,039	16.7	557	580	16.8	313
Macassa Near Surface	146	11.5	54	30	15.5	15
Holt Complex	9,097	4.4	1,294	15,820	4.6	2,329
Hislop	797	3.7	95	797	3.7	95
Detour Zone 58N	1,000	4.4	136	—	—	—
Ludgate	—	—	—	1,396	3.6	162
Canamax	170	4.3	23	170	4.3	23
Total Canada Underground	12,248	5.5	2,160	18,792	4.9	2,937
Canada Ops - Open Pit
Detour Lake	33,600	0.79	855
West Detour	9,300	0.95	282
Total Canada Open Pit	42,900	0.82	1,137
Total CDN Operations	55,148	1.9	3,297	18,792	4.9	2,937
	December 31, 2019			December 31, 2018
Fosterville	8,450	6.4	1,740	6,930	6.0	1,330
Robbin’s Hill	2,670	4.5	383	3,390	4.6	504
Northern Territory	15,200	2.6	1,270	18,100	2.6	1,490
Total AUS Operations	26,400	4.0	3,390	28,400	3.6	3,320

Detailed footnotes related to Detour’s Mineral Reserve and Resource Estimates (dated December 31, 2019):

(1)	CIM definitions (2019) were followed in the calculation of Mineral Resource.

(2)	Mineral Resources are reported Exclusive of Mineral Reserves. Mineral Resources were calculated according to KL Gold’s Mineral Resource Estimation guidelines.

(3)	Mineral Resource estimates were prepared under the supervision of Eric Kallio, P. Geo. Senior Vice President, Exploration.

(4)	Mineral Resources are estimated using a long-term gold price of US $1,300/oz (C$1,700/oz).

(5)
Mineral Resources were estimated using a range of 3.4g/t to 8.6 g/t cut-off grades for Macassa Mine, a 2.8 g/t cut-off grade for Holt Mine and Holloway Mine, a 2.5 g/t cut-off grade for Holt Near Surface, a 2.6 g/t cut-off grade for Taylor, a 2.5 g/t cut-off grade for Canamax, a 2.2 g/t cut-off grade for Hislop and a 0 g/t cut-off grade for Aquarius.

(6)	Totals may not add up due to rounding.

Detailed footnotes related to Mineral Resource Estimates for Australian Assets (dated December 31, 2019)

(1)	CIM definitions (2019) were followed in the estimation of Mineral Resource.

(2)	Mineral Resources are estimated using a long-term gold price of US$1,300/oz (A$1,765/oz)

(3)	Mineral Resources for the Australian assets are reported exclusive of Mineral Reserves.

(4)
Mineral Resources at Fosterville were estimated using cut-off grades 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open-pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

(5)
Mineral Resources in the Northern Territory were estimated using a cut-off grade of 0.5 - 0.7 g/t Au for potentially open pit mineralization and cut-offs of 1.5 to 2.0 g/t Au for underground mineralization.

(6)	Mineral Resource estimates for the Fosterville property were prepared under the supervision of Troy Fuller, MAIG.

(7)	Mineral Resource estimates for the Northern Territory properties were prepared under the supervision of Owen Greenberger, MAIG.

(8)	Totals may not add up due to rounding.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Detailed footnotes related to Detour’s Mineral Reserve and Resource Estimates (dated December 31, 2019):

(1)
The Company’s mineral reserve and mineral resource statement is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(2)	Mineral reserves were estimated using a gold price of US$1,000/oz and mineral resources were estimated using a gold price of US$1,200/oz at a $US/$CDN exchange rate of 1.10.

(3)	Mineral reserves and resources were based on a cut-off grade of 0.50 g/t Au.

(4)
LG fines (sourced from material grading 0.40 - 0.50 g/t Au) classified as Measured or Indicated were reported as Probable mineral reserves and included in the mine plan. Reported tonnage is defined as material scheduled to be fed from 2021 to the end of the mine as per 2018 life of mine plan.

(5)
Further information, including key assumptions, parameters, and methods used to estimate mineral resources and mineral reserves are described in the Technical Report on the Detour Lake operation, dated Nov 26th, 2018.

(6)	Mineral underground resources for 58N reported at a cut-off grade of 2.2 g/t Au, using a gold price of US$1,300 per ounce and a $US/$CDN exchange rate of 1.25 with an assumed mining dilution of 12%.

(7)
Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are constrained within an economic pit shell.

(8)	Mineral Reserves and Mineral Resource estimates for the Detour Operation was prepared under the supervision of A. Leite, PEng , AUSIMM CP (MIN), MEng, P. Eng.

(9)	Totals may not add due to rounding.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company has achieved significant growth over the last three years, growing production from 596,405 ounces in 2017 to 974,615 ounces in FY 2019. The Company continues to target for significant organic growth, including through the completion of the Macassa #4 Shaft project, which is expected to grow production to well over 400,000 ounces per year, continued growth at Fosterville through ongoing exploration success, and by pursuing opportunities for new, profitable production from the Northern Territory assets in Australia as well as at other assets in the Company’s portfolio. The Company also pursues growth and value creation through external transactions where it sees an opportunity enhance the value of assets by investing capital and applying the Company’s extensive technical expertise. The recent acquisition of Detour Gold Corporation is an important development for the Company as it seeks to generate long-term value and attractive returns. The Company is also committed to returning capital to shareholders through dividends and share repurchases and plans to be more aggressive utilizing its balance sheet strength to deliver value in this way going forward. Kirkland Lake Gold’s significant financial strength and solid financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and twelve months ended December 31, 2019. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At December 31, 2019, the gold price closed at $1,515 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 2% higher than the closing gold price of $1,485 per ounce on September 30, 2019 and 18% higher than the closing gold price on December 31, 2018 of $1,282 per ounce. The Company’s average realized gold price for FY 2019 was $1,405 per ounce, which compared to an average realized gold price of $1,263 per ounce in FY 2018. The Company’s average realized gold price for Q4 2019 was $1,481 per ounce versus $1,237 per ounce for the same period in 2018 and $1,482 per ounce for the previous quarter.

As at December 31, 2019, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to mitigate against gold price decreases.

The Company is in the process of unwinding the Detour precious metals hedging program which is expected to incur a one-time cash outflow of $25 - $30 million during Q1 2020.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

As at December 31, 2019, the Canadian dollar closed at $0.7701 against the US dollar (compared to $0.7333 at December 31, 2018) and the Australian dollar closed at $0.7021 (compared to $0.7049 at December 31, 2018). The average rates for FY 2019 for the Canadian and Australian dollars were $0.7538 and $0.6952, respectively, against the US dollar. The average rate for the Canadian and Australian dollars in FY 2018 were $0.7715 and $0.7471, respectively. The average rate for Q4 2019 for the Canadian and Australian dollars were $0.7578 and $0.6836, respectively, which compared to the average rates in Q4 2018 of $0.7566 and $0.7175, respectively, and for the previous quarter of $0.7575 and $0.6852, respectively.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at December 31, 2019, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and twelve months ended December 31, 2019 and 2018.

(in thousands except per share amounts)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018

Revenue	$412,379	$280,320	$1,379,988	$915,911

Production costs	(71,169)	(64,604)	(281,034)	(267,432)
Royalty expense	(11,002)	(7,583)	(36,432)	(26,418)
Depletion and depreciation	(52,865)	(37,318)	(168,921)	(133,718)
Earnings from mine operations	277,343	170,815	893,601	488,343

Expenses
General and administrative(1)	(10,576)	(9,316)	(45,365)	(31,565)
Transaction costs	(1,236)	—	(1,236)	—
Exploration	(9,336)	(13,807)	(33,469)	(66,614)
Care and maintenance	(239)	(1,626)	(1,191)	(3,081)
Earnings from operations	255,956	146,066	812,340	387,083

Finance and other items
Other income (loss), net	(25,166)	1,235	(18,817)	5,130
Finance income	1,948	3,139	6,941	5,714
Finance costs	(696)	(1,104)	(2,282)	(3,617)

Earnings before income taxes	232,042	149,336	798,182	394,310
Current income tax expense	(62,414)	(17,070)	(189,572)	(40,743)
Deferred income tax expense	(493)	(25,731)	(48,530)	(79,624)

Net earnings	$169,135	$106,535	$560,080	$273,943

Basic earnings per share	$0.81	$0.51	$2.67	$1.30
Diluted earnings per share	$0.80	$0.50	$2.65	$1.29

(1)
General and administrative expense for 2019 and Q4 2019 (2018 and Q4 2018) include general and administrative expenses of $36.3 million and $10.1 million ($26.3 million and $8.0 million in 2018) and share based payment expense of $9.0 million and $0.5 million ($5.2 million and $1.3 million 2018).

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue

FY 2019

Revenue: FY 2019 vs FY 2018
($M)
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$915.9
$325
$139
$1,380
FY 2018
Volume
Price
FY 2019

Change in revenue for any period is derived from two factors, the increase or decrease in sales volumes (volume impact) and the average realized price of gold (rate impact). In FY 2019, revenue totaled $1,380.0 million, an increase of $464.1 million or 51% from FY 2018. Of the growth in revenue, $325 million related to a 36% increase in gold sales, to 979,734 ounces, with higher sales levels at Fosterville accounting for the increase. An 11% increase in the average realized gold price, to $1,405 per ounce in FY 2019 versus $1,263 per ounce in FY 2018, provided the remaining $139 million of the increase in revenue year over year.

Revenue in Q4 2019 totaled $412.4 million, an increase of $132.1 million or 47% from $280.3 million in Q4 2018. Increases in both gold sales and the average realized price both contribution significantly to the improvement. The average realized price in Q4 2019 was $1,481, a 20% improvement from the same period in 2018, which resulted in $67 million of additional revenue in Q4 2019. A 23% increase in gold sales, to 278,438 ounces, driven mainly by the impact of higher grades at Fosterville on production and sales levels, contributed the remaining $65 million of revenue growth in Q4 2019 versus Q4 2018. Compared to the previous quarter, revenue increased $30.9 million or 8% from $381.4 million in Q3 2019. The increase in revenue was entirely from higher

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

sales volumes, which increased 9% from 256,276 ounces in Q3 2019. The average realized gold price in Q4 2019 was unchanged from the previous quarter.

Net Earnings and Adjusted Net Earnings

Full Year 2019

Net Earnings

Net earnings in FY 2019 totaled $560.1 million or $2.67 per share, which compared to net earnings of $273.9 million or $1.30 per share in FY 2018. The most significant factor accounting for the 104% increase in earnings per share was the 51% increase in revenue in FY 2019, which had a favourable impact on the change in earnings per share of $1.56 ($1.09 related to the increase in sales volumes and $0.47 to the increase in the average realized gold price).

Other factors that contributed to the increase in earnings per share included a $0.11 per share favourable impact from a reduction in expensed exploration costs in FY 2019 versus FY 2018. The reduction in expensed exploration costs resulted from a review of the Company's drilling programs in the second quarter of 2019, which resulted in a determination that, based on the extent to which the Company’s drilling is being completed contiguous to, and for the purpose of extending existing mining areas, a greater proportion of expenditures were evaluation in nature and as should be capitalized rather than expensed. Total exploration and evaluation expenditures in FY 2019, including both expensed and capitalized expenditures, increased 63%, to $159.2 million from $97.9 million the previous year, with capitalized expenditures accounting for $125.7 million of FY 2019 exploration and evaluation expenditures versus $31.3 million in FY 2018.

A reduction in the Company’s effective tax rate, to 29.8% in FY 2019 versus 30.5% the previous year, contributed an additional $0.02 to earnings per share growth year over year. Total income taxes in FY 2019 were $238.1 million, of which $189.6 million was current income tax expense and $48.5 million was deferred tax expense. During FY 2018, the Company recognized $40.7 million of current income tax expense and $79.6 million of deferred income tax expense. The significant amount of deferred income tax expense in FY 2018 resulted from the utilization of $53.3 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Partially offsetting the factors contributing to an increase in earnings were higher operating expenses, an other loss in FY 2019 versus other income in FY 2018, and increased Corporate G&A costs. Depletion and depreciation costs, production costs and royalty expense all increased in FY 2019 compared to FY 2018. The level of these expenses is linked to production and sales volumes, with higher levels in FY 2019 largely resulting from growth of 35% and 36%, respectively, in total production and sales year over year.

Other loss of $18.8 million (before income taxes) mainly reflected $16.2 million (before income taxes) of foreign exchange losses in FY 2019, largely reflecting the strengthening of the Canadian dollar relative to the US and Australian dollars during the year. The primary factor driving other income of $5.1 million (before income taxes) in FY 2018 resulted from foreign exchange gains of $16.9 million (before income taxes) due to the Australian and Canadian dollars weakening against the US dollar during FY 2018, which was only partially offset by a pre-tax $10.9 million mark-to-market loss of fair valuing the Company’s warrant investments during the year. The $18.8 million other loss in FY 2019 versus $5.1 million of other income in FY 2018 had a $0.08 unfavourable on the year over year change in earnings per share.

Corporate G&A expense in FY 2019, on a pre-tax basis, totaled $45.4 million (including $9.3 million of share-based payment expense) versus $31.6 million (including $5.5 million of share-based payment expense) in FY 2018. The increase in Corporate G&A expense reduced earnings per share by $0.03 in FY 2019. Higher Corporate G&A expense in FY 2019 largely reflected related to the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth. The increase in share-based payment expense in FY 2019 largely resulted from share-price appreciation, resulting in greater mark-to-market values for the Company’s outstanding deferred share units, restricted share units and performance share units.

Adjusted Net Earnings

Adjusted net earnings in FY 2019 totaled $576.4 million or $2.74 per share versus net earnings of $560.1 million or $2.67 per share. The primary difference between adjusted net earnings and net earnings in FY 2019 related to the exclusion from adjusted net earnings of $16.2 million ($12.9 million after tax) of foreign exchange losses, resulting from fluctuations in the Canadian and Australian dollars against the US dollar. In FY 2018, adjusted net earnings totaled $274.0 million or $1.30 per share, which compared to net earnings of $273.9 million or $1.30 per share. The difference between adjusted net earnings and net earnings in FY 2018 resulted from the exclusion from adjusted net earnings of $10.9 million ($9.4 million after tax) of mark-to-market losses on the fair valuing of the Company’s warrants, $16.9 million ($13.2 million after tax) of foreign exchange gains to align with the foreign exchange adjustment made in FY 2019 as well as $5.4 million ($3.8 million of after income taxes) related to purchase price allocation adjustments on inventory.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Q4 2019

Net earnings in Q4 2019 totaled $169.1 million or $0.81 per share, which compared to net earnings of $106.5 million or $0.51 per share in Q4 2018. Strong revenue growth was the primary factor contributing to the increase in net earnings from Q4 2019. The 47% increase in revenue, to $412.4 million, increased earnings per share by $0.46 in Q4 2019 versus Q4 2018, with both a higher realized gold price and increased sales volumes each contributing approximately $0.23 per share to the increase. Other factors contributed to higher earnings were a $0.02 per share favourable contribution from reduced expensed exploration costs and a $0.01 per share favourable impact from a lower effective tax rate in Q4 2019 compared to the same period in 2018. The Q4 2019 effective tax rate was 27.1% versus 28.7% in Q4 2018, with the reduction largely resulting from a reduced deferred tax expense of $0.5 million in Q4 2019, mainly due to revision of estimates in Q4 2019. The Company had current income tax expense in Q4 2019 of $62.4 million. In Q4 2018, current income tax expense totaled $17.1 million with deferred income tax expense of $25.7 million.

Factors that reduced net earnings per share in Q4 2019 versus Q4 2018 included a pre-tax other loss of $25.2 million versus $1.2 million (pre-tax) of other income for the same period a year earlier, as well as higher levels of operating expenses, including depletion and depreciation, production costs and royalty expense, as well as increased Corporate G&A costs. The other loss in Q4 2019 mainly reflected foreign exchange losses, while higher operating expenses mainly resulted from increased production and sales volumes. Growth in Corporate G&A was due to the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings in Q4 2019 compared to net earnings of $176.6 million or $0.84 per share in the previous quarter. A significant factor impacting the change in earnings per share quarter over quarter was a $0.14 unfavourable impact from a pre-tax other loss of $25.2 million in Q4 2019, which compared to $13.9 million of pre-tax other income in Q3 2019. Both the other loss in Q4 2019 and other income in Q3 2019 related to foreign exchange, with there being $23.3 million ($16.1 million after tax) of foreign exchange gains in Q4 2019, reflecting fluctuations of the Canadian and Australian dollar against the US dollar, and a $13.7 million ($9.1 million after tax) foreign exchange gain the previous quarter. Increases in depletion and depreciation expense, production costs and Exploration expense also contributed to lower net earnings and earnings per share versus Q3 2019.

Having a favourable impact on net earnings and earnings per share was the 8% increase in revenue quarter over quarter, to $412.4 million in Q4 2019, which increased earnings per share by $0.11 from Q3 2019 and was all related to higher sales volumes. A lower effective tax rate also contributed favourably to earnings. The effective tax rate in Q4 2019 of 27.1% compared to an effective tax rate of 30.5% in Q3 2019. The lower effective tax rate had a $0.05 positive impact on earnings per share in Q4 2019 compared to Q3 2019.

Adjusted Net Earnings

Adjusted net earnings in Q4 2019 totaled $185.3 million or $0.88 per share versus net earnings for the same period of $169.1 million or $0.81 per share. The primary difference between adjusted net earnings and net earnings in Q4 2019 related to the exclusion from adjusted net earnings of $23.3 million ($16.1 million after tax) of foreign exchange losses resulting from fluctuations in the Canadian and Australian dollars against the US dollar. In Q4 2018, adjusted net earnings totaled $105.0 million or $0.50 per share, which compared to net earnings of $106.5 million or $0.51 per share. The difference between adjusted net earnings and net earnings in Q4 2018 related to the exclusion from adjusted net earnings of a $3.5 million mark-to-market gain ($3.1 million after tax) related to the fair valuing of the Company’s warrants and $5.9 million ($4.9 million after tax) of foreign exchange revaluation gains to align with the foreign exchange adjustment made in Q4 2019. Adjusted net earnings in Q3 2019 totaled $167.5 million or $0.80 per share versus net earnings for the same period of $176.6 million or $0.84 per share. The difference between adjusted net earnings and net earnings in Q3 2019 is due to the exclusion of foreign exchange gains of $13.7 million($9.1 million after tax) to align with the foreign exchange adjustment made in Q4 2019.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Flows

Full Year 2019

Change in Cash: Dec. 31/19 vs Dec. 31/18
($M)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$332.2
$919.4
-$466.9
-$85.2
$7.7
$707.2
Dec. 31, 2018
Operating
Investing
Financing
F/X
Dec. 31, 2019

Cash totaled $707.2 million at December 31, 2019, an increase of $375.0 million or 113% from December 31, 2018. The increase in cash mainly reflected $919.4 million of net cash provided by operating activities for the quarter, which compared to $548.8 million. The increase from FY 2018 resulted from strong growth in earnings as well as the impact of higher non-cash expenses, such as depletion and depreciation costs. These factors were only partially offset by higher cash income taxes paid and changes in non-cash working capital, which was a use of cash in FY 2019 and a source of cash the previous year.

Net cash used in investing activities for FY 2019 totaled $466.9 million, an increase of $109.4 million or 31% from FY 2018. The increase reflected higher levels of growth and sustaining capital expenditures in FY 2019, partially offset by a $31.7 million reduction in cash used for investments in public and private entities during FY 2019 versus FY 2018, as well as the release of $22.2 million of previously restricted cash during the year. During FY 2019, the Company invested $34.4 million in private and public entities, including $24.4 million to acquire 57 million shares (C$0.57 per share) of Wallbridge Mining Company Limited (“Wallbridge”), representing 9.9% of issued and outstanding common shares, as well as 4.1 million additional shares of Bonterra Resources Inc. (“Bonterra”) for $6.4 million. At December 31, 2019, the Company owned a total of 8.5 million shares of Bonterra, representing 11.3% of total issued and outstanding shares.

Net cash used in financing activities for FY 2019 totaled $85.2 million, which compared to $69.0 million for the same period in 2018. The higher level of net cash used for financing activities reflected increases of $13.1 million and $12.0 million related to dividend payments and shares repurchased through the Company’s NCIB, respectively. The Company increased the quarterly dividend twice during FY 2019, including a 50% increase, to $0.06 per share, effective the Q4 2019 dividend payment. During FY 2019, the Company repurchased 1,127,000 shares through the NCIB for $42.8 million (C$56.7 million).

Free cash flow in FY 2019 totaled $463.0 million, an 81% increase from FY 2018, reflecting strong growth in net cash provided by operating activities, which more than offset higher levels of cash used for mineral property additions and additions to property, plant and equipment.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Q4 2019

Change in Cash: Dec. 31/19 vs Sept. 30/19
($M)
$900
$800
$700
$600
$500
$400
$300
$200
$615.8
$249.1
-$140.9
-$41.8
$25.1
$707.2
Sept. 30/19
Operating
Investing
Financing
F/X
Dec. 31, 2019

The Company’s cash balance of $707.2 million at December 31, 2019 increased $91.4 million or 15% from $615.8 million at September 30, 2019. The increase in cash resulted from $247.1 million of net cash being generated from operating activities, which compared to net cash provided by operating activities of $207.3 million in Q4 2018 and $316.8 million the previous quarter. The reduction from Q3 2019 mainly reflected the impact of changes in non-cash working capital, which was a significant use of cash in Q4 2019 and a source of cash in Q3 2019, as well as higher levels of cash income tax paid in Q4 2019 ($21.0 million versus $5.1 million the previous quarter).

The Company’s Q4 2019 and Q3 2019 income tax instalments were based upon the taxable income generated in FY 2018. The Company’s FY 2019 taxable income is expected to be significantly higher as compared to FY 2018 due to increased levels of profitability and the absence of loss carry-forwards to shelter the taxable income generated in FY 2019, as was the case in FY 2018. As a result, the Company anticipates paying tax instalments in the first half of 2020 that are substantially higher than any of the tax instalments made during FY 2019, with the largest instalment expected to be paid in Q2 2020, which could exceed $166 million.

Net cash used for investing activities in Q4 2019 totaled $139.0 million, which related mainly to growth and sustaining capital expenditures, as well as the $24.4 million of cash used to acquire 57 million shares of Wallbridge Mining Company Ltd. Net cash used for financing activities totaled $41.8 million, of which $30.0 million (C$39.5 million) was used to repurchase 727,200 shares through the NCIB, with an additional $8.4 million used for dividend payments.

Free cash flow in Q4 2019 totaled $132.8 million compared to $89.6 million in Q4 2018 and $181.3 million the previous quarter. The change from Q3 2019 resulted from the reduction in net cash provided by operating activities quarter over quarter.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.2 million tonnes grading an average of 21.9 g/t for 2.25 million ounces as at December 31, 2018.

Operating results	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018

Total Ore Milled (t)	87,573	85,523	324,077	354,469
Average Grade (g/t)	20.5	25.9	23.7	21.6
Gold Contained (oz)	57,672	71,950	246,377	245,819
Recovery (%)	97.8%	98.0%	97.9%	97.7%
Gold Produced (oz)	56,379	69,936	241,297	240,126
Gold Sold (oz)	54,342	71,087	239,240	241,278
Development metres - operating	854	787	3,400	3,742
Development metres - capital	787	1,522	4,580	6,934
Production costs	$25,615	$26,325	$99,227	$102,845
Operating cash costs per ounce sold(1)	$471	$370	$414	$426
AISC per ounce sold(1)	$721	$650	$695	$713
Total capital expenditures (in thousands)	$36,662	$55,871	$194,157	$128,225

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Full Year 2019

Production at Macassa totaled 241,297 ounces, similar to the 240,126 ounces produced in FY 2018 as a 10% improvement in the average grade, to 23.7 g/t, was largely offset by lower tonnes processed compared to the previous year. The increase in the average grade largely resulted from grade outperformance in a number of stopes around the 5700 Level of the South Mine Complex, largely in the first quarter of the year. The reduction in tonnes processed largely reflected lower than expected processing rates during the second quarter of 2019 due mainly to excessive water in the mine during the spring run-off. Gold sales in 2019 totaled 239,240 ounces versus 241,278 ounces in 2018.

Production costs at Macassa totaled $99.2 million versus $102.8 million in FY 2018. Both operating cash costs and AISC per ounce sold improved in FY 2019 compared to FY 2018. Operating cash costs per ounce sold averaged $414 versus $426 the previous year, while AISC per ounce sold averaged $695 versus $713 in FY 2018. Operating cash costs and sustaining capital expenditures were both lower in total dollars in FY 2019 compared to FY 2018, with lower operating cash costs ($99.1 million versus $102.7 million) largely due to reduced mining and milling rates and the reduction in sustaining capital expenditures ($56.1 million versus $59.9 million a year earlier) reflecting lower infrastructure and mobile equipment procurement costs in FY 2019 versus FY 2018.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Q4 2019

Production at Macassa in the final quarter of 2019 totaled 56,379 ounces compared to 69,936 ounces in Q4 2018 and 62,945 ounces the previous quarter. The change in production from both prior periods resulted from a lower average grade in Q4 2019, largely reflecting grade underperformance in a small number of stopes, which more than offset the impact of higher tonnes processed. Tonnes processed in Q4 2019 averaged 952 tonnes per day versus 930 tonnes per day in Q4 2018 and 933 tonnes per day the previous quarter.

Production costs in Q4 2019 totaled $25.6 million versus $26.3 million in Q4 2018 and $26.6 million the previous quarter Operating cash costs per ounce sold averaged $471 versus $370 in Q4 2018 and $425 in Q3 2019. The increase in operating cash costs per ounce sold was mainly related to the impact of a lower average grade on sales volumes compared to both prior periods. AISC per ounce sold averaged $721 compared to $650 for the same period in 2018 and $689 the previous quarter, mainly reflecting the increase in operating cash costs per ounce sold. Sustaining capital expenditures in Q4 2019 totaled $10.8 million or $198 per ounce sold, which compared to $16.7 million or $235 per ounce sold in Q4 2018 and $13.2 million or $211 per ounce sold the previous quarter. The reduction in sustaining capital expenditures in Q4 2019 compared to both prior periods was mainly due to lower costs for mobile equipment procurement paste fill hole development.

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Growth projects: Growth capital expenditures at Macassa for FY 2019 totaled $113.8 million. Of total growth expenditures, $76.6 million related to the #4 shaft project, with the remainder primarily related to work on a new tailings impoundment area and thickened tails projects. Growth capital expenditures during Q4 2019 totaled $22.7 million, of which $17.3 million related to the #4 shaft project. At December 31, 2019, the #4 shaft had advanced to a depth of 1,200 feet, with the rate of sinking averaging approximately 9.8 feet per day. The project remains on track for phase one completion by the second quarter of 2022 at a estimated capital costs of $240.0 million.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totalling 559 claims for an aggregate area of 11,528 hectares (“ha”). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha. In total, the three mines comprise total proven and probable reserves estimated at 4.6 million @ 4.4 g/t for 643,283 ounces of gold as at December 31, 2018.

Beginning in Q1 2019, the Company began reporting production, cost and expenditure results for the Holt Complex as a reporting business segment. Previously, production from the three mines had been reported separately, with costs for processing at the Holt Mill being divided based respective throughput volumes. Prior periods addressed in this MD&A have been restated to combine the results for the three mines into the Holt Complex segment.

On October 9, 2019, the Company announced that it is currently reviewing future plans for the Holt Complex operations.

Holt Complex

Operating results	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018

Total Ore Milled (t)	252,801	227,940	853,528	860,023
Average Grade (g/t)	4.1	5.3	4.4	4.9
Gold Contained (oz)	33,456	39,046	120,301	134,500
Recovery (%)	94.1%	94.7%	94.7%	94.7%
Gold Produced (oz)	31,469	36,974	113,952	127,345
Gold Sold (oz)	31,883	35,650	115,849	128,905
Development metres - operating	2,605	1,363	8,104	7,006
Development metres - capital	2,183	476	6,191	4,733
Production costs	$25,220	$21,737	$104,888	$88,844
Operating cash costs per ounce sold(1)	$790	$610	$904	$689
AISC per ounce sold(1)	$1,321	$927	$1,353	$1,050
Total capital expenditures (in thousands)	$16,665	$12,307	$55,118	$41,983

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Full Year 2019

Production at the Holt Complex in FY 2019 totaled 113,952 ounces compared to 127,345 ounces in 2018. The reduction versus FY 2018 reflected lower tonnes processed and average grades at Holt Mine and significantly reduced tonnes processed at Taylor. The Holloway Mine produced 12,211 ounces in FY 2019 compared to 942 ounces from processing stockpiles in 2018. After being placed on care and maintenance in December 2016, the Holloway resumed commercial operation during the first quarter of 2019. In October 2019, the Company announced that the future plans for the Holt Complex were under review. Gold sales for FY 2019 totaled 115,849 ounces versus 128,905 ounces the previous year.

Production costs totaled $104.9 million in FY 2019, including $21.3 million at the Holloway Mine, compared to $88.8 million in FY 2018. Operating cash costs per ounce sold averaged $904 in FY 2019 versus $689 for the same period in 2018. Excluding the impact of the Holloway mine, where production ramped up throughout FY 2019, operating cash costs per ounce sold averaged $802 in FY 2019, with the increase reflecting the impact of lower grades at Holt Mine and significantly reduced tonnes processed at Taylor mine on sales volumes from the two mines. AISC per ounce sold averaged $1,353 in 2019 versus $1,050 the previous year. AISC per ounce sold at Holloway averaged $2,557 in 2019 as the mine ramped up production throughout the year. Excluding the impact of Holloway mine, AISC per ounce sold averaged $1,217 with the increase from FY 2018 related to higher operating cash costs and sustaining capital expenditures on a per ounce sold basis, reflecting the impact of lower sales volumes. On the same basis, that is excluding the impact of the Holloway mine, total AISC for the Holt and Taylor mines totaled $126.7 million in FY 2019, which compared to $135.3 million for FY 2018.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Q4 2019

During Q4 2019, the Holt Complex produced 31,469 ounces, which compared to production of 36,974 ounces in Q4 2018. The change from Q4 2018 largely reflected a lower average grade at both Holt Mine and Taylor Mine, which more than offset the impact of 5,798 ounces of production at Holloway Mine in Q4 2019 following the resumption of commercial operation at Holloway during the first quarter of 2019 (895 ounces produced in Q4 2018 resulting from the processing of stockpiled material). Production in Q4 2019 increased 16% from 27,128 ounces the previous quarter reflecting higher production at the Holt Mine, due to both increased mill throughput and a higher average grade, as well as increased production from Holloway mine, which produced 3,792 ounces in Q3 2019.

Production costs totaled $25.2 million in Q4 2019, including $5.4 million at the Holloway Mine, compared to $21.7 million in Q3 2018 and $27.8 million ($7.4 million at Holloway) the previous quarter. Operating cash costs per ounce sold averaged $790 ($746 excluding Holloway) versus $610 for the same period in 2018 and $1,037 ($899 excluding Holloway) in Q3 2019. Excluding the impact of the Holloway mine, the increase from Q4 2018 reflected lower sales volumes as total operating cash costs in Q4 2019 were lower than during Q4 2018 ($19.7 million versus $21.7 million in Q4 2018). AISC per ounce sold averaged $1,321 in Q4 2019 ($1,261 excluding Holloway mine) versus $927 in Q4 2018 and $1,543 ($1,429 excluding Holloway) the previous quarter. Excluding the impact of Holloway mine, the increase in AISC per ounce sold compared to Q4 2018 reflected lower sales volumes as well as an increase in sustaining capital expenditures to $12.6 million from $$9.9 million for the same period in 2018. Higher sustaining capital expenditures reflected increased costs related to ground support and underground infrastructure.

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

On February 19, 2020, the Company announced that the Holt Complex was being designated as non-core. The Company will continue to operate the Holt Complex while it conducts as strategic review to consider options for maximizing the value of the assets.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.8 million ounces to date. At December 31, 2018, the mine had total reserves of 2.7 million tonnes at an average grade of 31.0 g/t for a total of 2.7 million ounces.

Operating results	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018

Total Ore Milled (t)	121,998	98,797	492,874	456,909
Average Grade (g/t)	49.3	39.7	39.6	24.9
Gold Contained (oz)	193,499	126,043	627,181	366,219
Recovery (%)	99.2%	98.6%	98.8%	97.3%
Gold Produced (oz)	191,894	124,307	619,366	356,230
Gold Sold (oz)	192,213	118,955	624,645	352,094
Development metres - operating	606	516	1,769	2,257
Development metres - capital	1,628	1,950	7,333	7,311
Production costs	$20,334	$16,542	$76,919	$75,743
Operating cash costs per ounce sold(1)	$106	$139	$119	$200
AISC per ounce sold(1)	$258	$332	$291	$442
Total capital expenditures (in thousands)	$42,524	$29,808	$161,039	$105,750

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Full-Year 2019

Production at Fosterville in FY 2019 increased 74%, to 619,366 ounces, mainly reflecting a 59% improvement in the average grade, to 39.6 g/t compared to 24.9 g/t the previous year. The improvement in grade mainly resulted from the ramp up in production in the high-grade Swan Zone, which accounted for approximately 89% of ounces produced and 55% of tonnes mined in FY 2019 versus 26% and 9%, respectively, in FY 2018 (production from the Swan Zone commenced in Q3 2018). Also contributing to higher production rates was an 8% increase in tonnes processed, to 492,874 tonnes in FY 2019, reflecting higher productivity from the Phoenix system as a higher amount of operating faces became available throughout the year. Gold sales increased 77%, to 624,645 ounces in FY 2019 reflecting higher production levels during the year.

Production costs at Fosterville totaled $76.9 million in FY 2019 versus $75.7 million in FY 2018. Both operating cash costs and AISC per ounce sold were significantly improved in FY 2019 versus the previous year, with the improvement largely related to the favourable impact of a higher average grade on sales volumes. Operating cash costs per ounce sold averaged $119 per ounce sold, which compared to $200 per ounce sold in FY 2018. Total operating cash costs in FY 2019 were $74.6 million versus $70.4 million for FY 2018, with the increase reflecting the higher volume mined and processed in FY 2019. AISC averaged $291 per ounce sold versus $442 per ounce sold a year earlier in FY 2018. Sustaining capital expenditures totaled $91.0 million or $146 per ounce sold versus $76.0 million or $216 per ounce sold in FY 2018. The increase in total sustaining capital expenditures resulted from higher lateral development costs. Royalty expense in FY 2019 totaled $17.5 million versus $9.0 million, reflecting the significant increase in production and sales year over year.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Q4 2019

The Fosterville Mine produced a record 191,894 ounces in Q4 2019, an increase of 54% from 124,307 ounces in Q4 2018 and 21% higher than 158,327 ounces the previous quarter. The growth in production from both prior periods reflected higher average grades, increased tonnes processed and improved recoveries. The average grade of 49.3 g/t improved 24% from Q4 2018 and 18% from the previous quarter, with the increase from both prior periods largely due to grade outperformance in a number of Swan Zone stopes during Q4 2019. Higher levels of production from the Swan Zone also contributed to the increase in average grade compared to Q4 2018. In addition to a record average grade, the average recovery rate of 99.2% in Q4 2019 was also the highest ever achieved at the Fosterville Mill.

Production costs in Q4 2019 totaled $20.3 million versus $16.5 million in Q4 2018 and $19.2 million the previous quarter. Operating cash costs per ounce sold averaged a record $106 versus $139 in Q4 2018 and $115 in Q3 2019. The improvement related to the favourable impact of a higher average grade on sales volumes in Q4 2019 versus both prior periods. Total operating cash costs in Q4 2019 were $20.3 million versus $16.5 million in Q4 2018 and $19.2 million the previous quarter, with the increase largely reflecting higher volumes mined and processed as well as increased operating development. AISC per ounce sold averaged $258 compared to $332 for the same period in 2018 and $289 the previous quarter. Sustaining capital expenditures in Q4 2019 totaled $25.3 million or $132 per ounce sold, which compared to $19.9 million ($167 per ounce sold) in Q4 2018 and $23.8 million ($143 per ounce sold) the previous quarter. The increase in sustaining capital expenditures compared to Q4 2018 reflected higher levels of lateral and vertical capital development.

Growth projects: Growth capital expenditures at Fosterville in FY 2019 totaled $48.4 million (excluding capitalized exploration expenditures) ($11.2 million in Q4 2019). Work on growth projects during FY 2019 focused on completing new paste fill and water treatment plants and establishing new ventilation raises as part of the new ventilation system scheduled for completion early in 2020. A number of smaller projects, including construction of a new power transformer, new refinery and gold room and a thiocyanate destruction plant at the Fosterville mill also continued to move forward during Q4 2019.

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

GROWTH AND EXPLORATION

Canada

Exploration expenditures for the Canadian operations FY 2019 totalled $11.6 million ($1.4 million in Q3 2019). At Macassa, underground drilling during the first nine months of the year continued to focus on Mineral Resource replacement and expansion. Drilling at Taylor in FY 2019 targeted additional expansion of mineralization around the Shaft and West Porphyry deposits.

Macassa Mine

In 2019, the Company completed approximately 169,280 metres of underground drilling at Macassa, using up to 11 three underground drills on the 3400, 5300, 5600 and 5700 levels. The drilling targeted extensions of the SMC to the east, the west and to depth, as well as areas along the Amalgamated Break near the SMC. In addition, the drilling focused on infill targets within the current resource with the aim of upgrading resources within the SMC, Lower SMC and ’04 Break.

Of the 169,280 total underground metres, 54,814 metres were drilled to test the east and west extents of the SMC, with an additional 34,133 metres being drilled to test the Amalgamated Break. In addition, 844 metres of drilling were completed from the 5300 Level to test the Main Break near the former Kirkland Minerals property between the 6000 and 6500 levels, proximal to the location of the #4 shaft. Infill drilling consisted of 7,402 metres of drilling focused on upgrading resources on the ’04 Break and 72,087 metres focused on upgrading resources within the SMC and Lower SMC.

In terms of exploration development, after completing 379 metres of development drifting in 2018 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, which included the excavation of a new drill bay, an additional 243 metres of development to the east was completed during FY 2019. Development to the west on the 5300 Level was extended an additional 254 metres during FY 2019. The Company also began exploration development heading east on the 5806 decline late in Q3 2019 to target the SMC East and Main Break at depth with a total of 76 metres of development being completed by the end of the year.

On May 2, 2019, the Company announced new high-grade intersections from underground drilling at Macassa. The results highlighted the potential for Mineral Resource growth to the east, west and at depth around the SMC, and also included identification of high-grade mineralization in separate areas along the Amalgamated Break. The new drill results included high-grade intersections up to 60 metres to the east of the SMC and 250 metres to the west of the SMC’s current Mineral Resources. The Lower SMC was also expanded to depth. The two areas of high-grade mineralization identified along the Amalgamated Break were deemed significant, given the considerable exploration potential that exists along this Break, with only limited past drilling having been completed.

On September 16, 2019, the Company announced results from additional underground drill holes for 2,207 metres of total drilling. The results included the intersections of high-grade mineralization approximately 200 metres northeast of current Mineral Resources in the SMC, the intersection of high-grade mineralization 275 metres west of existing Mineral Resources in the SMC (25 metres further west than the results announced on May 2, 2019), and the continued intersection of ore-grade mineralization within high-grade zones along the Amalgamated Break up to 175 metres west of Mineral Resources in the SMC.

On December 10, 2019, the Company released results from an additional 45 holes and 15,238 metres of total drilling. The results included a further extension of high-grade mineralization 75 metres to the ease of current Mineral Resources in the SMC, and an additional 35 metres to the west. The results also demonstrated the continuity of mineralization in previously announced extensions in both directions of the SMC through successful in-fill drilling, and continued to expand high-grade mineralization associated with the Amalgamated Break.

Holt Complex

In FY 2019, the Company completed approximately 111,500 metres of underground and surface diamond drilling at the Holt, Holloway and Taylor mines, with the focus being to both identify extension and infill known areas. Results of this drilling have been incorporated into the updated Mineral Resources for the end of 2019.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Regional Exploration

In FY 2019, the Company completed approximately 42,000 metres of early-stage exploration drilling on a variety of targets at the Nighthawk, Golden Highway and Holloway West properties.

Australia

In 2019, an extensive program of exploration drilling and development focused on supporting the future growth of the Fosterville mine and the Company’s efforts to establish an economic deposit or deposits in the Northern Territory that would support a resumption of operations at the Cosmo mine and Union Reefs mill. Total exploration expenditures (including capitalized exploration) during FY 2019 totaled $147.5 million.

Fosterville Mine

An aggressive program of exploration and definition drilling and development was completed in FY 2019. The program involved work to extend known mineralized zones at Swan, Lower Phoenix, Harrier, and Robbin’s Hill, and also to test for new mineralized structures within the Company’s mining license. In addition, work continued on the LODE (“Large Ore Deposit Exploration”) program at Fosterville, which included greenfield exploration work on several targets within Fosterville’s existing exploration licenses. Exploration expenditures (including capitalized exploration) at Fosterville for FY 2019 totaled $37.6 million.

During FY 2019, a total of 152,009 metres of drilling were completed using up to six surface drills and eight underground drills. Underground drilling during the year largely focused on the Lower Phoenix system and targeted extensions to known mineralization. Underground drilling also targeted the Cygnet zone, a zone of mineralization identified in FY 2018, situated footwall to the Swan Zone in the Phoenix system.

In March 2019, Fosterville’s mining license was increased substantially as a result of extensions granted by the Victorian Government. As a result of the extensions, Fosterville’s mining license now covers approximately 28.5 km2 compared to approximately 17.2 km2 previously. The mining license extensions were sought by Fosterville in support of planned exploration work to fully evaluate the Mineral Resource growth potential of the Harrier South and Robbin’s Hill targets. Drilling of these targets, where high-grade, visible-gold bearing quartz veins have been intersected, were an important component of Fosterville’s FY 2019 exploration program. Underground drilling for extensions to depth at the Harrier system commenced in August 2019, following completion of a 216-metre development drift, which extended off the previous boundary of the mining lease and was completed to facilitate the effective targeting of the Harrier Base mineralised structure at depth where it transects an anticline axial plane

Surface drilling at the Robbin’s Hill target extended throughout FY 2019 and focused on two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault). On December 10, 2019, The Company announced results from 66 holes or 36,428 metres of total drilling at Robbin’s Hill. The results demonstrated the continuity of mineralization at shallow depths within current Mineral Resources as well as the presence of visible gold, and also demonstrated the potential to extend the mineralization up to 500 metres down-plunge with two holes, both of which returned over 45 gram-metre intercepts. On December 18, 2019, The Company announced plans to commence development on a twin 4.8 km underground exploration drive to connect Robbin’s Hill to existing mine infrastructure at Fosterville. The decline is a three-year project that will support underground exploration of Robbin’s Hill and other targets and provide valuable infrastructure for future mine operations.

Work on the LODE program in Q3 2019 largely focused on the interpretation of geophysical data collected from recent Airborne EM and Gravity surveys over the Fosterville district. This dataset represents the first detailed solid geology interpretation for under cover areas, tying in regional and high-resolution geophysics completed to date and will drive drill targeting to the north of Fosterville. In addition, a regional geochemical soil sampling program was completed during Q3 2019 and RC drilling commenced at the Thunder Swamp prospect in EL006502.

In October 2019, the Government of Victoria announced the release of EL3539 for tender. The Company previously held this exploration licence until its expiry in February 2019. The tender process commenced in January 2020 with applications submitted on February 14, 2020. The Company is applying to re-acquire this license. In the Company’s Q2 2019 MD&A, information was presented indicating that drilling on the EL3539 had taken place during the second quarter. In fact, drilling on the property ceased during the first quarter of the year.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Northern Territory

The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017. Since then, the Company has continued work on an extensive exploration program with a focus on drilling and underground exploration development activities in the Northern Territory as the Company works towards a decision of resumption of mining and milling operations.

Exploration programs in the Northern Territory have involved underground development and drilling at the Cosmo mine to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, drill programs also commenced at the formerly-producing Prospect open pit at Union Reefs and at other targets on the Northern Territory land position. During FY 2018, the Company also commenced underground development from the existing Cosmo ramp through the Lantern Deposit on three levels, the 920, 610 and 730 levels. A total of 2,900 metres of development were completed during FY 2018 in the three drifts, as well as at a number of other targets in the Cosmo mine area. A total of $54.7 million of exploration expenditures were incurred in FY 2018 (inclusive of capitalized exploration expenditures and costs related to care and maintenance activities).

During the first quarter of 2019, the Company commenced an advanced exploration program aimed at completing additional drilling and development with the aim of commencing test processing at the Union Reefs Mill before the end of the year. During FY 2019, a total of $109.9 million of advanced exploration expenditures (both expensed and capitalized) were incurred. Included in the work program for FY 2019 was the completion of approximately 128,000 metres of surface and underground drilling focused on the Lantern Deposit, Liberator target at the Cosmo mine, at Union Reefs around the Union North Line and Millars Deposit and at Pine Creek. In addition, approximately 6,000 metres of underground development was completed at Lantern in support of commencing test processing at Union Reefs Mill. Also during 2019, a rehabilitation program was completed where two former open pits were backfilled with approximately 750,000 tonnes of waste rock located from around the Howley project area.

In October 2019, Union Reefs mill commenced processing of mostly low-grade development heading material as part of a ramp up in operation. By the end of the year, a total of 8,700 ounces had been produced from processing 147,400 tonnes at an average grade of 2.06 g/t. Total gold sales were 7,680 ounces, with proceeds from the sales being used to reduce capitalized exploration expenditures.

In October 2019, the Company commenced trial processing of Lantern Deposit material at the Union Reefs mill as part of the advanced exploration program. By the end of the year, a total of 8,700 ounces had been produced from processing 147,400 tonnes at an average grade of 2.06 g/t. Total gold sales were 7,680 ounces, with proceeds from the sales being used to reduce capitalized exploration expenditures.

On December 18, 2019, results for 154 holes for a total of 61,981 metres were released from drilling at the Lantern Deposit, Union Reefs and Pine Creek. The results included that included the intersection of high-grade mineralization between 350 and 550 metres from surface at the Lantern Deposit; the intersection of high-grade mineralization down-plunge at Lantern below the 550 metre level, demonstrating the potential for high-grade extension below existing mining fronts; the identification of a new area of gold mineralization at Union Reefs South, and the return of intercepts containing significant gold values with the first four holes at Pine Creek.

Entering 2020, advanced exploration work was continuing in the Northern Territory in support of a potential resumption of operations. The Company’s work is aimed at establishing a minimum five-year mine plan including at least 100,000 ounces of average annual production at operating cash costs below $650 per ounce and AISC of better than $950 per ounce.

On February 19 , 2020, the Company announced that the Northern Territory assets had been designated as non-core with the company planning to consider strategic options for maximizing the value of these assets. The advanced exploration program and ongoing rehabilitation work is expected to continue during the strategic review period.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at December 31, 2019, the Company had a positive working capital balance of $377.7 million, including a cash balance of $707.2 million, which compares to a working capital of $205.3 million and cash of $332.2 million at December 31, 2018. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2019, the Company did not have any off-balance sheet items.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATON

Outstanding Share Information

	As at December 31, 2019	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	209,624,480	—
Issued: Stock options	218,489	C$4.44
Issued: Restricted share units	540,828	—
Issued: Performance share units	511,768	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

SELECTED ANNUAL INFORMATION

(in thousands, except for per share figures)	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Financial Results
Revenue	$1,379,988	$915,911	$747,495
Earnings from mine operations	$893,601	$488,343	$289,129
Loss from discontinued operations	$—	$—	($24,904)
Net earnings	$560,080	$273,943	$132,426
Basic earnings per share	$2.67	$1.30	$0.64
Diluted earnings per share	$2.65	$1.29	$0.63

(in thousands)	As at and for the year ended December 31, 2019	As at and for the year ended December 31, 2018	As at and for the year ended December 31, 2017
Financial Position
Cash	$707,206	$332,227	$231,596
Working capital (See Non-IFRS measures)	$377,685	$205,285	$165,346
Mining interests and plant and equipment	$1,496,926	$1,117,170	$1,049,309
Total Assets	$2,557,617	$1,710,160	$1,485,800
Total non-current liabilities	$323,918	$254,427	$197,732
Cash dividends paid	($29,470)	($16,329)	($3,281)

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2019.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

	2019
	Three Months Ended
(in thousands except per share amounts)	December 2019	September 2019	June 2019	March 2019
Revenue	$412,379	$381,430	$281,267	$304,912
Earnings before income taxes	$232,042	$254,119	$152,432	$159,589
Net earnings	$169,135	$176,604	$104,195	$110,146
Basic earnings per share	$0.81	$0.84	$0.50	$0.52
Diluted earnings per share	$0.80	$0.83	$0.49	$0.52

	2018
	Three Months Ended
(in thousands except per share amounts)	December 2018	September 2018	June 2018	March 2018
Revenue	$280,320	$222,701	$214,653	$198,237
Earnings before income taxes	$149,336	$82,977	$90,109	$71,888
Net earnings	$106,535	$55,885	$61,486	$50,037
Basic earnings per share	$0.51	$0.27	$0.29	$0.24
Diluted earnings per share	$0.50	$0.26	$0.29	$0.24

Revenue in Q4 2019 totaled $412.4 million, an increase of $132.1 million or 47% from $280.3 million in Q4 2018. Increases in both gold sales and the average realized price both contribution significantly to the improvement. The average realized price in Q4 2019 was $1,481, a 20% improvement from the same period in 2018, which resulted in $67 million of additional revenue in Q4 2019. A 23% increase in gold sales, to 278,438 ounces, driven mainly by the impact of higher grades at Fosterville on production and sales levels, contributed the remaining $65 million of revenue growth in Q4 2019 versus Q4 2018. Compared to the previous quarter, revenue increased $30.9 million or 8% from $381.4 million in Q3 2019. The increase in revenue was entirely from higher sales volumes, which increased 9% from 256,276 ounces in Q3 2019. The average realized gold price Q4 2019 was unchanged from the previous quarter.

Net earnings in Q4 2019 totaled $169.1 million or $0.81 per share, which compared to net earnings of $106.5 million or 0.51 per share in Q4 2018. Strong revenue growth was the primary factor contributing to the increase in net earnings from Q4 2019. The 47% increase revenue, to $412.4 million, increased earnings per share by $0.46 in Q4 2019 versus Q4 2018, with both a higher realized gold price and increased sales volumes contributing approximately $0.23 per share to the increase. Other factors contributed to higher earnings was a $0.02 per share favourable contribution from reduced expensed exploration costs and a $0.01 per share favourable impact from a lower effective tax rate in Q4 2019 compared to the same period in 2018.

COMMITMENTS AND CONTINGENCIES

The contractual cash flow obligations of the Company as at December 31, 2019 are as follows:

As at December 31, 2019	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$151,760	$151,760	$—	$—	$—
Lease obligation payments	15,717	10,485	5,054	178	—
Income taxes payable	188,450	188,450	—	—	—
	$355,927	$350,695	$5,054	$178	$—

RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and executive officers were as follows:

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year ended December 31, 2019	Year ended December 31, 2018
Officer salaries and short-term benefits	$10,661	$8,230
Share based payment expense	4,237	4,478
Directors fees	600	512
Severance payments	461	—
	$15,959	$13,220

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company chartered an aircraft owned by a Company controlled by the ex-Chairman of the Board during his tenure at the Company which ended on May 7, 2019. The total expense was $68 during the year ended December 31, 2019 (year ended December 31, 2018 - $177).

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $61 during the year ended December 31, 2019. Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2019.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies are disclosed in note 3 of the audited consolidated financial statements for the year ended December 31, 2019. Effective January 1, 2019, the Company adopted the new IASB issued IFRS 16, Leases ("IFRS 16"), which replaced the existing lease accounting under IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. The impact of adopting the requirements of IFRS 16 is disclosed in note 5 of the audited consolidated financial statements for the year ended December 31, 2019.

The Company has historically equity-settled awards under its Long-term Incentive plan (“LTIP”) and accounted for them accordingly, however granted units that vested in 2019 were settled in cash, resulting in a change in the accounting to cash-settled.  In accordance with the guidance under IFRS 2 Share-based Payment, the Company made an accounting policy choice to recognize the excess amount as a direct charge to shareholders’ equity as opposed to recognizing an expense in the statement of operations on the date of modification, as the excess amount is attributable to prior periods. If the Company had recorded the expense through the statement of operations instead of shareholders' equity, net earnings would have been $29.2 million lower on a post-tax basis for the year ended December 31, 2019. For further information regarding the impact of this accounting policy choice, refer to note 16 of the audited consolidated financial statements for the year ended December 31, 2019.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Three Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by operating activities	$247,100	$207,283	$316,753	$919,390	$548,790
Mineral property additions	(84,440)	(59,865)	(67,900)	(258,010)	(162,673)
Plant and equipment (1)	(29,879)	(52,639)	(67,549)	(198,413)	(112,531)
Additions to other long-term assets	—	(5,208)	—	—	(18,386)
Free cash flow	$132,781	$89,571	$181,304	$462,967	$255,200

(1)	Excludes lease additions

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Three Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Sustaining capital	$52,439	$46,436	$48,260	$192,444	$173,991
Growth capital(1)	68,897	69,518	87,966	317,616	135,148
Total capital expenditures	$121,336	$115,954	$136,226	$510,060	$309,139
Finance leases related to IFRS 16	520	—	2,567	6,037	—
Total additions and CIP per financial statements	$121,856	$115,954	$138,793	$516,097	$309,139

(1)	Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The Company has not restated the 2018 AISC comparatives to reflect the impact of IFRS 16, Leases ("IFRS 16") consistent with the modified retrospective approach adopted by the Company for financial statement purposes upon transition to the new leasing standard effective January 1, 2019. If the Company had applied IFRS 16 in the comparative periods, it would not have resulted in a material impact to the 2018 consolidated or site-by-site AISC comparatives.

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months and years ended December 31, 2019 and 2018:

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Q4 2019 MANAGEMENT DISCUSSION AND ANALYSIS

Year ended December 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$104,888	$99,227	$204,115	$76,919	$—	$76,919	$—	$281,034
Share-based compensation	(125)	(164)	(289)	—	—	—	—	(289)
Purchase price allocation	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Operating cash costs	104,763	99,063	203,826	74,605	—	74,605	—	278,431
Royalty expense	7,738	11,240	18,978	17,454	—	17,454	—	36,432
Stock-based compensation	125	164	289	—	—	—	9,018	9,307
Rehabilitation and remediation	158	194	352	366	849	1,215	—	1,567
General and administrative expense	—	—	10,787	—	—	11,374	14,186	36,347
Sustaining capital[1]	44,616	56,100	100,716	90,994	—	90,994	734	192,444
Sustaining leases[2]	596	117	713	46	184	230	481	1,424
Capitalized depreciation	(1,270)	(725)	(1,995)	(1,739)	—	(1,739)	—	(3,734)
AISC	$156,726	$166,153	$333,666	$181,726	$1,033	$194,133	$24,419	$552,218
Ounces of gold sold	115,849	239,240	355,089	624,645	—	624,645	—	979,734
Operating cash cost per ounce sold	$904	$414	$574	$119	$—	$119	$—	$284
Sustaining capital expenditures per ounce sold	$385	$234	$284	$146	$—	$146	$—	$196
AISC per ounce sold	$1,353	$695	$940	$291	$—	$311	$—	$564

(1)	Sustaining capital in YTD 2019 excludes capital costs associated with finance leases that were recognized in the period.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

Three months ended December 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$25,220	$25,615	$50,835	$20,334	$—	$20,334	$—	$71,169
Share-based compensation	(30)	(44)	(74)	—	—	—	—	(74)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	25,190	25,571	50,761	20,334	—	20,334	—	71,095
Royalty expense	2,170	3,368	5,538	5,464	—	5,464	—	11,002
Share-based compensation	30	44	74	—	—	—	526	600
Rehabilitation and remediation	29	49	78	113	227	340	—	418
General and administrative expense	—	—	2,905	—	—	4,129	3,016	10,050
Sustaining capital[1]	15,622	10,752	26,374	25,331	—	25,331	734	52,439
Sustaining leases[2]	331	108	439	26	66	92	189	720
Capitalized depreciation	(1,270)	(725)	(1,995)	(1,739)	—	(1,739)	—	(3,734)
AISC	$42,102	$39,167	$84,174	$49,529	$293	$53,951	$4,465	$142,590
Ounces of gold sold	31,883	54,342	86,225	192,213	—	192,213	—	278,438
Operating cash cost per ounce sold	$790	$471	$589	$106	$—	$106	$—	$255
Sustaining capital expenditures per ounce sold	$490	$198	$306	$132	$—	$132	$—	$188
AISC per ounce sold	$1,321	$721	$976	$258	$—	$281	$—	$512

(1)	Sustaining capital in Q3 2019 excludes capital costs associated with finance leases that were recognized in the quarter.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$88,844	$102,845	$191,689	$75,743	$—	$75,743	$—	$267,432
Share-based compensation	(77)	(166)	(243)	—	—	—	—	(243)
Purchase price allocation	—	—	—	(5,386)	—	(5,386)	—	(5,386)
Operating cash costs	88,767	102,679	191,446	70,357	—	70,357	—	261,803
Royalty expense	8,352	9,074	17,426	8,992	—	8,992	—	26,418
Stock-based compensation	77	166	243	—	—	—	5,216	5,459
Rehabilitation and remediation	117	131	248	168	173	341	—	589
General and administrative expense	—	—	1,470	—	—	—	24,879	26,349
Sustaining capital	38,089	59,880	97,969	76,022	—	76,022		173,991
AISC	$135,402	$171,930	$308,802	$155,539	$173	$155,712	$30,095	$494,609
Ounces of gold sold	128,905	241,278	370,183	352,094	—	352,094		722,277
Operating cash cost per ounce sold	$689	$426	$517	$200	$—	$200	$—	$362
Sustaining capital expenditures per ounce sold	$295	$248	$265	$216	$—	$216	$—	$241
AISC per ounce sold	$1,050	$713	$834	$442	$—	$442	$—	$685

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

Three Months Ended December 31, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$21,737	$26,325	$48,062	$16,542	$—	$16,542	$—	$64,604
Share-based compensation	4	(20)	(16)	—	—	—	—	(16)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	21,741	26,305	48,046	16,542	—	16,542	—	64,588
Royalty expense	1,406	3,148	4,554	3,029	—	3,029	—	7,583
Share-based compensation	(4)	20	16	—	—	—	1,294	1,310
Rehabilitation and remediation	11	33	44	28	46	74	—	118
General and administrative expense	—	—	553	—	—	—	7,469	8,022
Sustaining capital	9,882	16,670	26,552	19,884	—	19,884		46,436
AISC	$33,036	$46,176	$79,765	$39,483	$46	$39,529	$8,763	$128,057
Ounces of gold sold	35,650	71,087	106,737	118,955	—	118,955		225,692
Operating cash cost per ounce sold	$610	$370	$450	$139	$—	$139	$—	$286
Sustaining capital expenditures per ounce sold	$277	$235	$249	$167	$—	$167	$—	$206
AISC per ounce sold	$927	$650	$747	$332	$—	$332	$—	$567

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three Months Ended September 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$27,800	$26,621	$54,421	$19,243	$—	$19,243	$—	$73,664
Share-based compensation	(32)	(40)	(72)	—	—	—	—	(72)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	27,768	26,581	54,349	19,243	—	19,243	—	73,592
Royalty expense	2,170	3,216	5,386	5,044	—	5,044	—	10,430
Share-based compensation	32	40	72	—	—	—	2,665	2,737
Rehabilitation and remediation	43	49	92	87	573	660	—	752
General and administrative expense	—	—	2,307	—	—	2,733	2,854	7,894
Sustaining capital	11,230	13,224	24,454	23,806	—	23,806	—	48,260
Sustaining leases	89	3	92	15	63	78	98	268
AISC	$41,332	$43,113	$86,752	$48,195	$636	$51,564	$5,617	$143,933
Ounces of gold sold	26,790	62,583	89,373	166,903	—	166,903		256,276
Operating cash cost per ounce sold	$1,037	$425	$608	$115	$—	$115	$—	$287
Sustaining capital expenditures per ounce sold	$419	$211	$274	$143	$—	$143	$—	$188
AISC per ounce sold	$1,543	$689	$971	$289	$—	$309	$—	$562

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Q4 2019 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Three Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$412,379	$280,320	$381,430	$1,379,988	$915,911
Silver	(358)	—	(347)	(1,221)	—
Foreign exchange impact	427	(1,087)	(1,258)	(2,097)	(3,669)
Realized Revenue	$412,448	$279,233	$379,825	$1,376,670	$912,242
Ounces sold	278,438	225,692	256,276	979,734	722,277
Average realized price per ounce sold	$1,481	$1,237	$1,482	$1,405	$1,263

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Three Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Net earnings	$169,135	$106,535	$176,604	$560,080	$273,943
Loss (gain) on warrant investment	(920)	3,546	20	18	10,892
Transaction costs	1,236	—	—	1,236	—
PPA adjustment on inventory(1)	—	—	—	2,314	5,386
Foreign exchange loss (gain)[2]	23,267	(5,864)	(13,667)	16,208	(16,902)
Severance payments	—	—	—	1,239	—
Income tax related to above adjustments	(7,415)	793	4,576	(4,681)	650
Adjusted net earnings	$185,303	$105,010	$167,533	$576,414	$273,969
Weighted average shares outstanding - basic ('000s)	210,102	209,755	210,189	210,142	210,692
Adjusted net earnings per share	$0.88	$0.50	$0.80	$2.74	$1.30

(1)	Purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations.

(2)	Restated to reflect adjustment for foreign exchange loss (gain) during the three months ended December 31, 2018, three months ended September 30, 2019 and year ended December 31, 2018.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Three Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Net earnings	$169,135	$106,535	$176,604	$560,080	$273,943
Add back:
Finance costs	696	1,104	576	2,282	3,617
Depletion and depreciation	52,865	37,318	41,692	168,921	133,718
Current income tax expense	62,414	17,070	50,946	189,572	40,743
Deferred income tax expense	493	25,731	26,569	48,530	79,624
EBITDA	$285,603	$187,758	$296,387	$969,385	$531,645

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at December 31, 2019	As at December 31, 2018
Current assets	$794,630	$397,912
Current liabilities	416,945	192,627
Working capital	$377,685	$205,285

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold’s management, including the CEO and CFO, have as at December 31, 2019, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's CEO and CFO have each evaluated the design and effectiveness of the Company's disclosure controls and procedures and have concluded they are operating effectively as at December 31, 2019.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Kirkland Lake Gold's management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 COSO Framework"). Based on a review of its internal control procedures at the end of the period covered by this MD&A, management has concluded its internal controls and procedures are appropriately designed and effective as at December 31, 2019.

Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There were no changes to the Company’s internal controls during Q4 2019 that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures. The management team will continue to monitor the effectiveness of the internal controls over financial reporting and disclosure controls and procedures and will make changes to the controls as and when appropriate.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2018 Annual Information Form and the Company’s MD&A for the period ended December 31, 2018 filed on SEDAR.

Price of Gold

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including: global and regional supply and demand for industrial products containing metals generally; and global or regional political or economic conditions.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material impairments of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting mineral reserve and mineral resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project and such reassessment may cause substantial delays or further interruptions which may have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Kirkland Lake Gold’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Kirkland Lake Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, exploration

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

licenses. mining licenses, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kirkland Lake Gold not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. New mining operations may experience problems during the start-up phase, and delays in the commencement of production can often occur.

Mineral exploration is highly speculative in nature. There can be no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.

The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, Kirkland Lake Gold is in the process of undertaking permitting efforts with respect to the Macassa Shaft Project, permitting with respect to its new tailings facility at the Macassa Mine, rehabilitation of the current tailings facility at the Macassa Mine, the development and implementation of a paste fill plant for the Fosterville Mine, a water treatment plant refinery upgrade and granting of exploration licenses at the Fosterville Mine. Technical considerations, delays in obtaining government approvals and necessary permits, changes in scope and designs, the inability to obtain financing and/or the unanticipated costs associated with the development and construction of such projects could lead to further delays and delays in current mining operations in developing certain properties. Further, additional permits are required for the development of the West Detour project and continued development of the Detour Lake pit. There can be no assurance that the Company will obtain such permits on its anticipated timeline. Such delays could materially affect the financial performance of the Company.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company strives to manage all such risks in compliance with local and international standards. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

All phases of the Company’s operations are also subject to environmental and safety regulations in the jurisdictions in which it operates. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all

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Q4 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

required environmental, health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances.

In the context of environmental permits, including the approval of reclamation plans, Kirkland Lake Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Kirkland Lake Gold’s properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. The Company may incur costs associated with reclamation activities, which may materially exceed the provisions established by the Company for the activities. In addition, possible additional future regulatory requirements may require additional reclamation requirements creating uncertainties related to future reclamation costs. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.

Foreign Operations and Political Risk

Kirkland Lake Gold conducts mining, development and exploration and other activities in Canada and Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations.

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Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations available at the time. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The Company’s ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.

Uncertainty Relating to Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.

Production Estimates

Kirkland Lake Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or

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unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Kirkland Lake Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Kirkland Lake Gold to cease production. Mineral resources and mineral reserves are reported as general indicators of mine life, however, this should not be interpreted as assurances of mine life or of the profitability of current or future operations.

The Company is currently, and expects to continue to be, dependent on four mines for all of its commercial production. In particular, the Macassa Mine and the Fosterville Mine accounted for the majority of the Company’s annual production in 2019 and are expected to continue to account for all of its commercial production in the near term. Any adverse conditions affecting mining, processing conditions, expansion plans or ongoing permitting at either the Macassa Mine or the Fosterville Mine, could have a material adverse effect on the Company’s financial performance and results of operations

Cost Estimates

Capital and operating cost estimates made in respect of Kirkland Lake Gold’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company’s control.

The Company prepares estimates of future cash costs, operating costs and/or capital costs for each operation and project. There can be no assurance that such estimates will be achieved and that actual costs will not exceed such estimates. Failure to achieve cost estimates and/or any material increases in costs not anticipated by the Company could have an adverse impact on future cash flows, profitability, results of operations and the financial condition of the Company.

Obligations as a Public Company

The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, the SEC, NYSE, the Australian Securities and Investment Commission and the ASX. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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Compliance Risk

The Company has documented and tested, during its more recent financial year, its internal control procedures to satisfy the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal controls over financial reporting.

The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards become modified, supplemented or amended from time to time and the Company may not be able to conclude the effectiveness of its internal controls over financial reporting. The Company’s failure to satisfy SOX and the equivalent Canadian legislation on an ongoing, timely basis, could impact the reliability of the Company’s financial statements and may negatively impact the financial performance of the Company. In addition, failure to implement required new controls or improved controls, could impact the Company’s operating results or result in a failure to comply with certain reporting obligations. To date the Company has documented and tested its internal controls procedure which it believes to be appropriately designed as at December 31, 2019.

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in jurisdictions in which we do business, prohibit companies from making improper payments for commercial advantage or other business purposes. The Company’s policies mandate compliance with these anti-bribery laws, which carry substantial penalties. While the Company does not operate in sectors with experienced public and private sector corruption, violations of such laws, or allegations of such violation could have a material adverse effect on the Company’s financial position and results of operations.

Government Regulation

The Company’s business, mining operations and exploration and development activities are subject to extensive federal, state, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, control of toxic substances, reporting and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See also “Foreign Operations and Political Risk”.

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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Integration of Detour

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Kirkland and Detour. The Company cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of the Company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Detour, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of both the Company and Detour. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two entities will present challenges to management, including the integration of systems and personnel of the two entities which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement.

The performance of the Kirkland’s operations after completion of the Arrangement could be adversely affected if Kirkland cannot retain key employees to assist in the integration and operation of Kirkland and Detour. The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Detour, Kirkland and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Kirkland will be aware of any and all liabilities of Detour or the Arrangement. As a result of these factors, it is possible that certain benefits expected from the Company’s acquisition of Detour may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of Kirkland.

Australian Foreign Investment Law

Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and the failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Market Price of Securities

The Common Shares are listed on the TSX, NSYE and the ASX. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Kirkland Lake Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.

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As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value. In response to periods of volatility in the market price of a company’s securities, shareholders may institute class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Kirkland Lake Gold.

Liquidity Risk

The Company has in the past and may in the future seek to acquire additional funding by the sale of Common Shares, the sale of assets or through the assumption of additional debt. Movements in the price of the Common Shares have been volatile in the past and may be volatile in the future. Furthermore, since approximately 10.4% of the Common Shares are held by Eric Sprott, the Chairman of the Board, the liquidity of the Company’s securities may be negatively impacted.

Community Relations

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Kirkland Lake Gold operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company’s reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, the Company does not ultimately have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company.

First Nations and Aboriginal Heritage

First Nations title claims and Aboriginal heritage issues may affect the ability of the Company to pursue exploration, development and mining on its properties. The resolution of First Nations and Aboriginal heritage issues is an integral part of exploration and mining operations in Canada and Australia and the Company is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise.

Construction and Development of New Mines

The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

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Commercial viability of a new mine or development project is predicated on many factors. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Kirkland Lake Gold’s operations, financial condition and results of operations.

The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel and concrete. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its mine sites are subject to a number of risks, some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Nature and Climatic Conditions

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position. At the Fosterville Mine, ore is processed by crushing and grinding followed by flotation, bacterial oxidation and carbon in leach (CIL) circuits. Downtime at the Fosterville BIOX® plant impacts bacterial activity and gold recovery in the BIOX® circuit, which could have a negative effect on the financial condition and results of operation of the mine.

Kirkland Lake Gold has properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Kirkland Lake Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed

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as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.

The Company’s mining and processing operations are, in some instances, energy intensive. While the Company has initiated numerous processes to reduce its overall carbon footprint, such as the use of electric battery powered mining equipment, the Company acknowledges climate change is an international and community concern. Legislation and regulations relating to emission levels and energy efficiency are becoming more rigorous and may result in increased costs at our Canadian and Australian operations. While the Company has taken measures to manage the use of energy, such regulatory requirements may have an adverse impact on the Company.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Social media and other web-based information sharing applications may result in negative publicity or have the affect of damaging the reputation of the Company, whether or not such publicity is in fact verified, truthful or correct. The Company places a great emphasis on ensuring the highest reputational standards, however, it may not have the ability to control how it is perceived by others. Reputational loss may result in challenges in developing and maintaining community and shareholder relations and decreased investor confidence.

Permitting

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.

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Insurance and Uninsured Risks

Kirkland Lake Gold’s business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Kirkland Lake Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The businesses and properties of Kirkland Lake Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company’s operations. Kirkland Lake Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Kirkland Lake Gold or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that it may not be insured against or that Kirkland Lake Gold may elect not to insure against because of premium costs or other reasons. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Competition

The mining industry is intensely competitive in all of its phases and Kirkland Lake Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Kirkland Lake Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Kirkland Lake Gold’s prospects for mineral exploration and success in the future.

Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company’s operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect Kirkland Lake Gold’s profitability, results of operations and financial position.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

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Foreign Mining Tax Regimes

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Kirkland Lake Gold.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought in the future against Kirkland Lake Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company’s financial position and results of operations.

Title to the Company’s Mining Claims and Leases

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, royalty transfers or claims, including native land claims, other encumbrances and title may be affected by, among other things, undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Dependence on Outside Parties

Kirkland Lake Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Kirkland Lake Gold.

Dependence on Key Management Personnel

The Company is dependent upon a number of key management personnel. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As the Company’s business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business.

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Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives.

In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition. There are currently no material labour shortages with the Company operating near its budgeted manning levels.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the

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Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Vice President, Technical Services, Eric Kallio, P.Geo, Senior Vice President, Exploration and Ian Holland, FAusIMM, Vice President, Australian Operations. Ms. Vaz, Mr. Kallio and Mr. Holland are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

Readers are referred to the National Instrument 43-101 (“NI 43-101”) 2018 Technical Reports for the Fosterville property entitled, “Updated NI 43-101 Technical Report Fosterville Gold mine in the State of Victoria, Australia” (the “Fosterville Report”) and the amended and restated NI 43-101 Technical report for Macassa entitled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report” (the “Macassa Report”) effective December 31, 2018 and dated April 1, 2018 and July 19, 2018, respectively.

The Fosterville Report was prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM, both of whom are “qualified persons” as such term is defined in NI 43-101 and employees of the Company. The Fosterville Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company’s News Release dated February 21, 2019. The Macassa Report was prepared by Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo, William Tai, P. Eng. and Ben Harwood, P. Geo, all of whom are “qualified persons” as such term is defined in NI 43-101 and employees of the Company. The Macassa Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company’s News Release dated February 21, 2019. Both the Fosterville Report and the Macassa Report are available under the Company’s profile on SEDAR at www.sedar.com.

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CORPORATE INFORMATION

Directors		Company Information

Jeffrey Parr(1)(2)(4)	Chairman of the Board	Corporate Head Office
Anthony Makuch(3)(5)	President and Chief Executive Officer	200 Bay Street, Suite 3120
Barry P. Olson(2)(3)(5)	Independent Director	RBC Plaza – South Tower
Elizabeth Lewis-Gray(3)(5)	Independent Director	Toronto, Ontario M5J 2J1
Jonathan Gill(1)(3)(4)(5)	Independent Director	Canada
Arnold Klassen(1) (2) (4)	Independent Director
Investor Relations
Mark Utting, Vice President, Investor Relations
T: 416.840.7884
Board Committees		E: mutting@klgold.com
(1) Corporate Governance and Nominating Committee
(2) Audit Committee		Registrar and Transfer Agent
(3) Technical Committee		TSX Trust Company
(4) Compensation Committee		200 University Avenue, Suite 300
(5) HSE & Corporate Social Responsibility Committee		Toronto, Ontario M5H 4H1
Canada
Management		T: 416.607.7898
www.tsxtrust.com
Anthony Makuch	President and Chief Executive Officer
David Soares	Chief Financial Officer	Auditors
Alasdair Federico	Executive VP, Corporate Affairs & CSR	KPMG LLP
Eric Kallio	SVP, Exploration	333 Bay Street #4600
Natasha Vaz	VP, Technical Services	Toronto, Ontario M5H 2S5
Ian Holland	VP, Australian Operations	Canada
John Landmark	VP, Human Resources	T: 416.777.8500
Jennifer Wagner	VP, Legal and Corporate Secretary	www.kpmg.ca
Raymond Yip	VP, Business Intelligence
Mark Utting	VP, Investor Relations
Brian Hagan	VP, Northern Territory Operations
Darin Smith	VP, Corporate Development
Duncan King	VP, Mining (Kirkland Lake)
Gord Leavoy	VP, Mineral Processing

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